                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                 BUSINESS Under Section 12(g) of the Securities
                              Exchange Act of 1934




                                    AWG, Ltd.
                 (Name of small business issuer in its charter)



                   Nevada                                33-0685631
                   ------                                ----------
         (State or jurisdiction of                    (I.R.S. Employer
       incorporation or organization)              Identification Number)


                               4162 Big Ranch Road
                             Napa, California 94558
                                 (707) 259-6777
             ------------------------------------------------------
             (Address and telephone of principal executive offices)





        Securities to be registered pursuant to Section 12(b) of the Act.



        Title of each class       Name of exchange on which registered
        ===================       ====================================

        ---------------------     -------------------------------

        ---------------------     -------------------------------





        Securities to be registered pursuant to Section 12(g) of the Act.

        Title of each class       Name of exchange on which registered
        ===================       ====================================

        Common Stock              None
        ---------------------     ------------------------------------

        ---------------------     ------------------------------------

                                                                       AWG, Ltd.
--------------------------------------------------------------------------------


                                Table of Contents

                                     PART I

The Company......................................................................1
Business and Properties..........................................................1
Use of Proceeds.................................................................25
Description of Securities.......................................................25
Dividends, Distribution and Redemptions.........................................28
Officers and Key Personnel of the Company.......................................29
Directors of the Company........................................................31
Principal Stockholders..........................................................35
Management Relationships, Transactions and Remuneration.........................36
Litigation......................................................................40
Miscellaneous Factors...........................................................41

                                     PART II

Market Price of and Dividends on the Registrant's Common Equity and Other
Shareholder Matters.............................................................44
Changes in and Disagreements With Accountants...................................45
Recent Sales of Unregistered Securities.........................................45
Indemnification of Directors and Officers.......................................47

                                    PART III

Index to, and Description of, Exhibits..........................................48
Signatures......................................................................49

                                    PART F/S

Financial Statements............................................................50



THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

         This Offering Circular, together with Financial Statements and
               Other attachments consists of a total of 160 pages



                                       II

                                                                       AWG, Ltd.
--------------------------------------------------------------------------------




                                     PART I

THE COMPANY

1.       Exact corporate name:               AWG, Ltd.
         State and date of incorporation:    Nevada, June 7, 1995
         Street address of principal office: 4162 Big Ranch Road
                                             Napa, California  94558
         Company Telephone Number:           (707) 259-6777
         Fiscal year:                        December 31

         Person(s) to contact at Company:       Joseph Antonini
                                                (248) 614-3880


BUSINESS AND PROPERTIES

3.       With respect to the business of the company and its properties:

         (a) Describe in detail what business the Company does and proposes to do, including what products or goods are or will be produced or services that are or will be rendered.

                  AWG, Ltd. ("AWG" or the "Company") was formed in 1995 for the purpose of producing and marketing wine initially under the name of Mario Andretti. The concept for the product began in 1994 during the retirement tour of Mario Andretti, an internationally known race car driver. During the tour, known as the Arrivederci Mario Tour, the initial founders of the Company arranged to have Louis Martini Winery bottle over ten thousand (10,000) cases of 1991 North Coast Cabernet Sauvignon for sale in conjunction with the Tour under a license agreement with Mr. Andretti. Due to the success of this venture, the founders formed AWG, Inc., a Delaware corporation on November 30, 1995, which was subsequently merged into a wholly owned subsidiary of the Company on December 14, 1995. The Company's predecessor was incorporated in Utah on April 1, 1970 as ABC Development, Inc. Its name was subsequently changed several times ultimately becoming American Aurum, Inc. The predecessor company was involved in various businesses and by 1995 had over one thousand (1,000) shareholders and no assets or liabilities. On June 7, 1995,

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                                                                       AWG, Ltd.
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                  the Company was organized under Nevada law under the name of
                  American Aurum. On the same day of its organization, American Aurum of Utah was merged into American Aurum of Nevada solely for the purpose of effecting a change in the domicile. On December 18, 1995, the Company changed its name to its current name, AWG, Ltd. All operations described herein are conducted through AWG, Inc., the wholly owned subsidiary of the Company.

                  During 1996, the Company acquired ownership of a 53-acre vineyard and winery site in the Napa Valley upon which the Company currently conducts its business. During 1996 the Company bottled 5,500 cases of wine and harvested 50 tons or 8,000 gallons of Chardonnay grapes. In late 1996, the founders sold their entire interest in the Company to Mario Andretti and Joseph Antonini who are currently the largest shareholders of the Company. See "Directors of the Company" and "Principal Stockholders".

                  WINE TASTING ROOM AND SALES OF MEMORABILIA

                  The Company operates under a use permit issued by Napa County, California that allows for the production of 100,000 gallons of wine annually which is equivalent to approximately 42,000 cases. Also authorized by this permit is the right to operate a wine tasting room and conduct full public tours of the business. This latter feature is not available to new wineries which generally can only access the public market by "appointment only." The Company, which has been accommodating approximately 65 visitors per day, hopes to ultimately have over 100 visitors per day during the May-October season. Typically under the "appointments only" category of authorization, visitors are limited to small groups.

                  There are significant economic advantages to having a tasting room. First, wine sales from a tasting room generally are priced at twice the price of distributor sales, the normal channel of distribution. This is done to protect the distributor and the liquor store owner from being underpriced by the manufacturer. Second, there is an opportunity to sell wine related merchandise and, in the case of the Company, an opportunity to sell Andretti memorabilia. Third, the Company intends to create the "Andretti Wine Club" which will create a source of higher priced retail sales throughout

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                                                                       AWG, Ltd.
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                  the year. The tasting room provides a source for marketing membership in the Club. The activation of the 100,000 gallon production facility, public tours and tasting permit was conditioned upon the completion of the winery at a level required by Napa County. This was accomplished during 1998 by the Company completing the first phase of the following improvements: (a) the refurbishment of an existing structure to become a barrel storage room/tasting room facility; and (b) the construction of a new road to the winery from the main artery leading to the property from Big Ranch Road. The
                  Company has completed construction of a concrete pad and storage/crush facility and completed construction of a septic system. The second phase was completed in August of 2000 which included the completion of the barrel storage facility, a crusher, and a tank storage facility. The Company also completed the replanting of 43 acres of vineyards. These improvements helped the Company obtain a permit, which was granted in August 2001, to conduct public tours of the winery, wine tasting and other approved hospitality events.

                  PRODUCTS AND OPERATIONS

                  The Company has 6 grape varietals as its base for the wines currently offered to the public. The Company bottles primarily Napa Valley grown grapes. The Company will venture away from the Napa Valley for grape and wine sources only when required to fill consumer demand. Set forth below is a brief description of various varietals offered by the Company:

                  CABERNET SAUVIGNON

                  Cabernet Sauvignon is one of the world's most renowned grapes for production of fine, long lived red wine. Of Bordeaux origin, this grape's remarkable concentration of tannin (a soluble astringent phenolic substance in red wines produced in the plant) pigments and flavor compounds produce a deeply colored wine worthy of long maceration (the time during which the red wine and grape skins are in contact with each other during the fermentation period to enhance the color of the wine) and wood aging with a strong affinity for French oak. Its fruit flavors are often likened to black currant and its aroma ranges from bell peppers to ripe berries and

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                                                                       AWG, Ltd.
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                  even mint and chocolate. It adapts well to varying wine making techniques. These grapes will be purchased from other growers.

                  MERLOT

                  Merlot is the most planted Bordeaux vine. Merlot's flavor can vary from opulently plummy and fruitcake like to a gentler variation on the Cabernet theme, but its texture is almost invariably astringent and fuller bodied. The Company's vineyard soils and climate are exceptionally well suited for production of this grape and the Company has approximately 60% of its vineyard with this varietal. Merlot is often blended with Cabernet as a compliment to its fruit fullness. Its early maturation and shorter oak aging time make a wine which is released a full year earlier than the Cabernet grapes of the same vintage.

                  CHARDONNAY

                  Chardonnay has a relatively high level of alcohol, which combined with the rich fruit flavor can often taste slightly sweet which has probably played a part in its popularity. This varietal's flavor is found to be nebulous with tastes of vanilla, tropical fruits, peaches, tomatoes, tobacco, tea and rose petals in the wine. Chardonnay grapes typically have higher yields. Approximately 30% of the Company's vineyard is planted with this varietal.

                  SAUVIGNON BLANC

                  Sauvignon Blanc is a Bordeaux grape transported years ago to regions outside of France. It is an aromatic, crisp dry wine. It is generally described as grassy, herbaceous, musky, of green fruits and zesty (but can also be reminiscent of tropical fruit or grapefruit). It is extremely durable for white wine for up to 5 years in the bottle. The Company has planted approximately 10% of its vineyard with this variety of grape.

                  SANGIOVESE

                  This wine is made from the traditional grape variety of Tuscany that is responsible for making the great wines of Chianti and Brunello. Sangiovese has a delightful fruit taste that hints of cherry and

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                                                                       AWG, Ltd.
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                  strawberry. The slight oak treatment gives it an approachable mouthfeel and a lingering finish. The cornerstone of the great Chianti, Sangiovese vines adapt well to the soil and climate of the Napa Valley. The result is a medium-bodied red wine that has a distinct fruit taste with a refreshing, lingering feel. The grapes used for this varietal are purchased from other growers.

                  PINOT NOIR

                  The aromas are reminiscent of cherries and spice with a hint of a tobacco-leather character indicative of quality Pinot. On the palate, the wine is nicely balanced with a soft, silky mouthfeel. The grapes used for this varietal are purchased from other growers.

                  COMPLIMENTARY VARIETALS

                  Other varietals will occasionally be produced by the Company as the Company's wine maker discovers quantities of bulk wine or grapes available for purchase and bottling. The extra wines are those which have a particularly high quality and will maintain the image of the winery. The Company's current varietal offerings include Chardonnay and Claret under the Andretti "Selection Series." The Company will be adding Pinot Grigio to the product line when harvested in 2004.

                  SALES BY VARIETAL

                  The following table shows the Company's year to date wine sales by varietal, through September 30, 2001.



                           Varital                         % of
                                                           Sales
                  Chardonnay                                27.4
                  Claret                                    23.5
                  Cabernet Sauvignon                        14.5
                  Sauvignon Blanc                           10.9
                  Merlot                                    10.7
                  Sangiovese                                 7.6
                  Pinot Noir                                 3.2
                  Lugana                                     1.4
                  Viognier                                   0.8

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                                                                       AWG, Ltd.
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         (b)      Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

                  WINE SOURCES AND PRODUCTION

                  The Company's vineyard, when full production is achieved, will yield between 270 and 290 tons of Merlot, Chardonnay, Sauvignon Blanc, and Pinot Noir grapes for crushing. These grapes will enable the production of approximately 14,000-15,000 cases of wine, all of which will be eligible for "estate designation" (a term that indicated that the wine in a bottle comes from grapes which were grown, crushed, fermented and bottled in a property operated by the winery) since the grapes will be crushed, fermented, stored and bottled at the Company's own wine facility. The current yield is approximately 225 tons and is expected to reach 290 tons by calendar 2005.

                  However, it should be realized that the grapes the Company harvests in a single year provides wine for that vintage year which is released to the purchasing public in the following year for Chardonnay, in the second year for Merlot, and the third year for Cabernet Sauvignon. The Company purchases wine on the bulk market through wine brokers for any requirement not met by the home harvest. The quality of the bulk wines must meet the standards of the Company's winemaker and are used only to the extent needed to maintain its position in the market. In addition, the Company has entered into long term grape purchase contracts with other Napa Valley growers to provide grapes for additional wine production. As indicated earlier, while the Company's production permit will permit it to produce 42,000 cases of wine a year at its facility, the Company's production after the vineyard reaches maximum maturity, will only produce 14,000-15,000 cases of wine.

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                                                                       AWG, Ltd.
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                  Therefore, wine production in excess of that produced from grapes grown by the Company's vineyard will come from other sources. It should be noted that the Company maintains a quality control program for grapes obtained from third party growers by maintaining a presence at the vineyard at which the grapes are grown. The Company supervises and controls irrigation, pest control, harvest method and timing as well as all aspects of the farming operation.

                  Currently, the Company harvests, crushes, and ferments its own grapes. A crusher has recently been installed on Company premises and was operational in the fall of 2001. After crushing, the wine is stored in oak barrels at the Company's winery and other warehouses and is bottled at a neighboring facility or at the Company's winery mobile bottling line (a mobile bottling line consists of a large truck equipped with bottling apparatus that drives to the winery and pumps the wine from storage tanks or barrels at the winery and then bottles the wine). The Company's wine maker is present for and closely supervises all phases of the operations. The Company uses an outside warehouse service for storage of finished goods. Since installation of the crusher was complete, the Company is able to crush, ferment, and age wines at its winery and will continue to have a mobile bottling line come to the winery to bottle the product. The Company is aware that such mobile bottling lines are provided by several suppliers and are available when needed at a cost acceptable to the Company. The bottled product is then stored at a local outside warehouse for ease of consolidation and shipping.

                  The Company has no current plans to install a bottling line. Though the Company's permit allows it to produce 42,000 cases of wine, bottling can be accomplished in 30-40 days per year, which would create a significant under utilization of the line. The under utilization of the bottling line would cause its ownership to be economically impractical.

                  SOURCES OF REVENUE

                  Sales revenue will come from four (4) primary areas: wholesale wine sales, retail wine sales, on premise wine and memorabilia merchandise sales, and hospitality/specialty events.

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                                                                       AWG, Ltd.
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                  WHOLESALE WINE SALES

                  This accounts for the bulk of total revenue. Wines are sold to distributors at price ranges typical of super premium wines from Napa Valley. Prices are a function of quality, varietal and vintage, with the pricing of the Company's wines positioned at the upper end of the super premium price range. Super premium price range varies to reflect market conditions and supply and demand influences. Generally, for purposes of pricing wines, premium wines are generally categorized as premium and popular premium which have an average retail sales price of approximately $10-12; super premiums which have an average retail price of approximately $25-$30 and ultra premiums which have an average retail in excess of $30. As indicated, the Company is producing and distributing wines in the super premium range. The results for the twelve (12) month period ended December 31, 2000, reflect total bottled wine sales of approximately $980,000 to distributors in the United States, Canada, and Japanese wholesale networks. It should be noted that in 1999, 44% of the Company's case sales were made to one customer, Northwest Airlines, and 47% of case sales were made to the same customer (Northwest Airlines) for calendar 2000.

                  RETAIL WINE SALES

                  Retail wine sales are made at a price which approximates the California's suggested retail price at the winery, by mail order, via Internet sales and through other channels which are available to the public. It is customary that wine sales made at wineries or through special promotion are priced at the California suggested retail price and the Company prices retail sales consistent with this practice. Through September 30, 2001, the Company sold 1669 cases of wine through retail sales. The Company hopes to sell 3,000 cases or more of wine annually in this category although this is not expected to occur for several years. Assuming the wine is sold at prices typical of the super premium price range, this category of sales will account for sales of over $800,000 from tasting room and events and will generate gross profits of up to $300,000 per year.

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                                                                       AWG, Ltd.
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                  WINE AND MEMORABILIA MERCHANDISE SALES

                  These are products sold out of the tasting room, through the Andretti Wine Club and Andretti Fan Club catalogue and over the Internet. The amount of sales is significant and exceeded $108,000 for the calendar 2000.

                  HOSPITALITY/SPECIAL EVENTS

                  The winery has a 4,000 square foot hospitality center surrounded by decks and a lawn that is used for many types of events for a fee. The Company hosts special events such as rehearsal dinners, anniversary gatherings, gourmet food classes, non-profit fundraisers, performances and car club events. Corporate events such as board meetings, executive retreats, video conferencing, team building, training, dinners, lunches and tours are also available. In addition, winery events such as food and wine pairing, an evening with the wine maker, VIP and trade tours and tasting are possible. Sales for the hospitality/special events exceeded $ 400,000 for calendar 2000 and Gross profits exceeded $340,000 for the same year.

                  BULK WINE SALES

                  This category is not expected to generate significant volume. Sales for calendar 2000 were approximately $7,000.

        (c) Describe the industry in which the Company is selling or expects to sell its product or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

                  Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company

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                  has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

                  The following news release from the Wine Institute dated March 15, 2001 entitled "2000 California Wine Sales up for Seventh Consecutive Year", best describes the current status of the industry.

                      With California wine sales volume up 22 percent over seven consecutive years of growth since 1993, the state's total wine shipments in 2000 to all markets here and abroad grew
                      1.8 million gallons (+0.4%) to 445 million gallons. Of this total, California winery sales to just the U.S. were about 393 million gallons, a one percent decline from the previous year. Premium California wine sales remained strong as consumers moved upscale, but shipments of value-priced wines in large sizes declined. California wine shipments accounted for approximately 70 percent of the U.S. wine market with an estimated retail value well over $13 billion.

                      "Severe supply shortages and soaring demand made the past several years the greatest seller's market of all time, but now the industry is moving back towards normal," said prominent industry consultant Jon Fredrikson, commenting on the recently released Gomberg-Fredrikson Report containing year-end 2000 results for the California wine industry. "Supply is still short, however, for many high-end wines, and with demand still strong, many of California's finest wines remain on allocation."

                      Fredrikson said the upward consumer shift to buying more expensive premium quality wine was reflected in supermarket sales. According to ACNielsen/Adams scanning data from 3200 U.S.

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                                                                       AWG, Ltd.
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                      supermarkets and large-volume retail outlets representing
                      38 percent of all off-premise sales, high-premium table wines, $7 and over, advanced a solid 22 percent by volume last year. In contrast, value-priced wines, $7 and below, declined one percent in volume. Most of the losses were in large-sized containers below $3, which by themselves decreased four percent. Wines below $7 accounted for 80 percent of supermarket volume and 57 percent of the dollar sales. Wines in the high-premium $7 and above range were 20 percent of the volume and accounted for 43 percent of the value.

                      Value-priced wines are facing increasing competition because wine supplies have been replenished after some shortages in the latter half of the 90's. California's record 3.3 million ton winegrape crush in 2000 restored winery inventories, and growing production in other countries is being targeted at U.S. consumers.

                      California wineries also were trying to keep pace with the extraordinary sales generated from the inventory build-up for millennium celebrations in 1999. The expected drop in champagne and sparkling wine sales in 2000 masked the category's relatively strong overall market performance and also offset still wine gains, explained Fredrikson.

                      Additionally, the strong U.S. dollar allowed bottled foreign wines to increase their U.S. market share to 22 percent as total shipments climbed to 123 million gallons. The dollar reached its highest level in 15 years, compared to the French franc and Italian lire, prompting importers to load up on foreign wine bargains.

                      WINE SALES IN THE U.S.

                      Total wine sales to the U.S. from California, other states and foreign sources reached 565 million

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                                                                       AWG, Ltd.
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                      gallons in 2000, a three percent increase over 1999. Table wine volume was 505 million gallons, up five percent; dessert wine was 32 million gallons, up four percent; and sparkling wine accounted for 28 million gallons, down 25 percent. The Wine Institute places the estimated retail value of the overall volume at $19 billion, an increase of five percent over 1999's $18.1 billion.

                      Both Fredrikson and another top industry analyst, Vic Motto of Motto, Kryla & Fisher, both say that the quest for quality wine by the large population of aging consumers is one of the key market drivers keeping the outlook optimistic for California wine.

                      "America is aging with 50 percent more adults over 40 than under 40. This is the baby boomer generation that is fueling the wine boom," says Motto. "People over 50 have half the disposable income. This baby boomer phenomena will continue for at least another 15 years."

                      CHARDONNAY STILL LEADS, BUT PHENOMENAL RED WINE GROWTH

                      U.S. supermarket data from ACNielsen/Adams point to Chardonnay as the leader again in varietal wine sales, with 19 percent volume share of supermarket sales, followed by White Zinfandel, 13 percent share; Merlot, 11 percent share; and Cabernet Sauvignon, 9 percent share. Together, these top four varietal wines hold a 52 percent share of supermarket volume. White wines were still the color of choice for U.S. supermarket customers, accounting for 41 percent of the sales, while red wines sold 38 percent of the wines, and blush wines 21 percent. Red wines have grown a phenomenal 124 percent since 1991. "Pinot Noir, red Zinfandel, Sauvignon Blanc and Syrah are also 'hot' varietals showing fast growth," says Motto.

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                      U.S. WINE EXPORTS

                      Data from the U.S. Department of Agriculture place U.S. wine exports, over 90 percent from California, at $560 million in revenues, equal to the previous year. The strong U.S. dollar made export sales more challenging. In terms of volume, 79 million gallons were shipped abroad, a three percent increase. The top export markets were the United Kingdom, $144 million; Canada, $105 million; the Netherlands, considered a destination port for other European countries, $77 million; Japan, $69 million; and Switzerland, $24 million.


                                             CALIFORNIA WINERY SHIPMENTS
                                        TO ALL MARKETS IN THE U.S. AND ABROAD
                                              (IN MILLIONS OF GALLONS)

                                        ================================
                                            YEAR     ALL CALIFORNIA
                                                    WINERY SHIPMENTS(1)
                                        ================================
                                            2000           444.9
                                        ================================
                                            1999           443.1
                                        ================================
                                            1998           427.2
                                        ================================
                                            1997           411.0
                                        ================================
                                            1996           407.2
                                        ================================
                                            1995           380.8
                                        ================================
                                            1994           369.0
                                        ================================
                                            1993           363.5
                                        ================================
                                            1992           382.8
                                        ================================
                                            1991           375.0
                                        ================================

                      (1)Includes table, champagne/sparkling, dessert, vermouth, other special natural and others.

                      Source: Wine Institute and Gomberg-Fredrikson &
                              Associates.

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                        TABLE WINE VOLUME SHARE BY COLOR
                               1991, 1995 AND 2000


===================================================================
    COLOR      1991    1995      2000        % CHANGE'91-2000
===================================================================
     RED        17%     25%       38%              +124%
===================================================================
    WHITE       49%     41%       41%               -16%
===================================================================
    BLUSH       34%     34%       21%               -38%
===================================================================
    TOTAL      100%    100%      100%                --
===================================================================

Source: Based on ACNielsen/Adams U.S. supermarket data.


                       WINE SALES IN THE U.S.-1991 to 2000
                             IN MILLIONS OF GALLONS

            (Wine shipments from California, other states and foreign
                      producers entering U.S. distribution)

=====================================================================
  YEAR   TABLE    DESSERT WINE(2)    CHAMPAGNE/    TOTAL   TOTAL
         WINE(1)                     SPARKLING     WINE   RETAIL
                                       WINE                VALUE
=====================================================================
  2000      505        32              28           565   $19.0
                                                           billion
=====================================================================
  1999      483        31              37           551   $18.1
                                                           billion
=====================================================================
  1998      466        30              30           526   $17.0
                                                           billion
=====================================================================
  1997      461        30              29           520   $16.1
                                                           billion
=====================================================================
  1996      439        31              29           500   $14.3
                                                           billion
=====================================================================
  1995      404        30              30           464   $12.2
                                                           billion
=====================================================================
  1994      394        33              31           458   $11.5
                                                           billion
=====================================================================
  1993      381        35              33           449   $11.0
                                                           billion
=====================================================================

                                                                       AWG, Ltd.
--------------------------------------------------------------------------------



=====================================================================
  1992      405        37              33           476   $11.4
                                                           billion
=====================================================================
  1991      394        39              33           466   $10.9
                                                           billion
=====================================================================

Source: Volume--Wine Institute, Department of Commerce, Gomberg, Fredrikson & Associates. Totals may not add due to rounding. Excludes exports. Value--Wine Institute estimates.

(1) Includes all still wines not over 14 percent alcohol. Excludes unshipped foreign bulk wines.

(2) Includes all still wines over 14 percent alcohol.

                           End of News Release

                  The California grape production industry is very fragmented and consists of several thousand vineyard owners. Most wine grape producers have small privately owned operations and sell their production to wineries. To supplement the grapes they buy from independent producers, many wineries also own or lease vineyards to supply some of their own grape needs. There is no published data regarding ownership or contractual relationships in the California wine grape production industry and individual holdings of properties are not publicly recorded. California wine is produced and marketed by approximately 800 commercial wineries. However, 8 wineries, E and J Gallo, Canadaigua, The Wine Group, Sutter Home, Sebastiani, Robert Mondavi, Heublein and Beringer Wine Estates, account for the majority of total California wine shipments. Of the remaining commercial wineries, approximately half produce fewer than 5,000 cases per year.

                  In addition to U.S. producers, there are numerous wine producers in Europe, South America, South Africa, Australia and New Zealand. All of these regions export wine into the United States. California grape and wine supply shortages, especially red wines, have prompted some domestic national brand marketers to purchase wine from foreign sources. Most imports are bottled wines; however, some wineries have imported bulk wine for bottling and sale in the United States. Most of the bulk wine imported for this purpose came from Chili and France.

                                                                       AWG, Ltd.
--------------------------------------------------------------------------------

                  The Company is marketing its wine throughout the country through various distributors. It is envisioned that the name and reputation of Mario Andretti and Robert Pepi, Jr. (the Company's wine maker) will create unique marketing opportunities and set Company's wine apart from other wineries.

                  Please refer to the response to item 3(d) below for further discussion of the Company's marketing strategy and the geographic areas in which the Company competes.

                  Note: Because this offering circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

         (d) Describe specifically marketing strategies the Company is employing or will employ in penetrating its marketing or developing a new market. Set forth in response to question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20 percent or more) of the Company's sales. Describe any major existing sales contracts.

                  The Company's marketing plan has 3 key elements:

                  a. to develop and nurture relationships with distributors and principal customers;

                  b. insure placement of the product in the proper channels and markets; and

                  c. educate and train the sales staff at the distributor and user facilities.

                                                                       AWG, Ltd.
--------------------------------------------------------------------------------

                  As indicated above, there is growing demand for wines, especially in the premium categories. Super premium wines which have an average retail sales price of approximately $25 per bottle is the type of wine produced and distributed by the Company. However, in the case of special volume or promotional issues, lower prices may be provided periodically. The standard lists of varietals will include Cabernet Sauvignon, Merlot, Chardonnay, Sangiovese, Pinot Noir, and Sauvignon Blanc. Grapes for the latter three varietals will come from the Company's own vineyards to the extent possible. The Company will occasionally secure other grape contracts or plant other varietals on its property.

                  The Company focuses on consumer distributorship outlets at finer restaurants, fine wine and liquor stores, Andretti Wine Club Members and retail sales from the wine tasting room. As wine production grows, the Company will also look to chain liquor stores and grocery chains for distribution.

                  The consumers of the Company's wine are fine food and wine connoisseurs who enjoy dining with a bottle of wine with dinner. However, the Company encourages wine by glass presentation in the bar area of the restaurant and makes price concessions for that privilege. While many Napa Valley wineries concentrate 40% to 60% of their business in California with a significant effort on heavily populated areas of the East Coast and Midwest, large populated areas and cities that host significant racing events are also targeted. The Company has focused on certain areas for distribution based on the quality/price of the wine, the attraction of the Andretti name and demographics. The Company also looks to areas where fine foods are served, where cosmopolitan atmosphere exists, and where a significant portion of the population have a certain level of disposable income.

                  The following table shows, by state, the number of cases of wine sold through the distribution system in 2001 through September 30, and the Company's present distributors:

                                                                       AWG, Ltd.
--------------------------------------------------------------------------------



                                                CASE
                  STATE                         SALES         DISTRIBUTOR
                  -----                         -----         -----------

                  Arizona                           4         Alliance Beverage

                  Arkansas                         63         Strauss Distributing

                  California                      231         Wine Warehouse
                                                              Mercury International
                                                              Sunlit

                  Connecticut                       0         Hartley & Parker

                  Florida                         312         Premiere Wine & Spirits
                                                              Michael Padden
                                                              Cellarbration

                  Georgia                         115         Georgia Crown

                  Illinois                        784         Metro Premium Wines

                  Indiana                         287         National/Premier

                  Kentucky                          0         Heartland Wine & Spirits

                  Louisiana                       144         Doerries International

                  Maine                             0         Cumberland & York

                  Maryland                        642         Wines Limited

                  Massachusetts                    28         Ruby Wines

                  Michigan                        444         AHD Wines
                                                              Michigan Rep.

                  Minnesota                       133         Pauette & Sons

                  Missouri                        305         Missouri Beverage Company
                                                              Vintage Sellers

                                                                       AWG, Ltd.
--------------------------------------------------------------------------------



                  Nevada                            2         Southern Wine & Spirits

                  New Hampshire                    78         Wineberries

                  New Jersey                        0         R&R Marketing

                  New Mexico                        0         Gold Medal Marketing
                                                              Southern Wine & Spirits

                  New York                         78         Charmer Industries

                  North Carolina                    0         Niche Distributing

                  Ohio                            320         Solera Imports

                  Oklahoma                         14         Hirst Imports

                  Oregon                            0         Vintage House

                  Pennsylvania                    414         Capital Wine & Spirits

                  Rhode Island                      0         Providence Beverage

                  Tennessee                         0         Star Distributors

                  Texas                           787         Republic Beverages
                                                              Multicarte
                                                              Block Distributing

                  Washington                       21         Columbia Distributing

                  West Virginia                    19         MBC-United
                                                              Jo's Globe

                  Wisconsin                       187         Badger Liquor

                  In 1999, 44% of the Company's case sales were made to one customer, Northwest Airlines, and 47% of case sales were made to the same customer (Northwest Airlines) for calendar 2000.

                                                                       AWG, Ltd.
--------------------------------------------------------------------------------

                                 FOREIGN MARKETS
                                 ---------------

                  COUNTRY                            DISTRIBUTOR
                  -------                            -----------

                  Canada                             Reichel Walforf

                  Japan                              Sunlit

                  It is the goal of the Company to expand its distribution to all fifty states, Canada and additional foreign markets in China and Europe. As indicated above, certain characteristics provide the Company's winery with a unique opportunity and sets it apart from other wineries. The prominence of Mario Andretti and Robert Pepi has increased the interest of distributors who handle the Company's product. Capitalizing on the Andretti name, the Company has established distributorship relationships with major wholesalers and trade shows. The Company also uses Mario Andretti's continued race circuit stops to raise the level of attention to its products.

                  The Company seeks to increase revenues at its hospitality center, develop an Internet presence, establish a tie to the Andretti racing web page, promote the product through the Andretti Fan Club and, create greater sales through business to the wine tasting room and through mail order techniques.

         (e) State the backlog of written firm orders for products and/or services as of the recent date (within the last ninety (90) days) and compare it with the backlog of a year ago from that date.

                  No backlog existed at either of the referenced dates.

         (f) State the number of the Company's present employees and the number of the employees it anticipates it will have in the next 12 months. Also, indicate the number by type of employee (i.e. clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe

                                                                       AWG, Ltd.
--------------------------------------------------------------------------------

                  the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

                  The Company has 10 employees which consist of its Chief Executive Officer, Mr. Michael O'Connell; and four supporting staff members. It also has four part time visitor center tour guides and one maintenance employee. None of the employees of the Company is covered by any collective bargaining contract. In the next 12 months, the Company anticipates expanding its staff to include the following: (a) 8-10 part time visitor center tour guides; and (b) one (1) cellar worker/maintenance person. Vineyard maintenance and the harvesting of grapes are through independent contractors and seasonal employees. There has never been a work stoppage due to labor disputes at the Company.

                  The company has granted stock options to several employees to serve as an incentive to grow the Company.

         (g) Describe generally the principal properties the Company owns (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

                  In 2001, the Company sold the entire vineyard and winery to Kenneth & Gail Laird as trustees of the Laird Family Trust, for $6,750,000 and contracted to lease back the winery for $300,000 per year for 10 years with two five year options to renew. The lease payments will be adjusted to reflect inflation with an annual cap of 3.5 percent. In addition to the base rent, the Company will pay 5 percent of the Company's gross sales related to operations on the leased property excluding sales to wholesalers, retailers or distributors, to the Laird Family Trust. The purchaser has agreed to add a 24,000 square foot winery on the property not leased by the Company at the purchaser's expense which the purchaser will operate. The purchaser has agreed to reserve at this new winery sufficient capacity to make approximately 120,000 gallons of wine

                                                                       AWG, Ltd.
--------------------------------------------------------------------------------

                  for the Company. As of the end of September, 2001, the Company has several significant assets. These include:

                                    Cash:              $2,181,300
                                    A/R                   120,600
                                    Inventory:          1,807,300
                                    P&E                   284,900

         (h) Indicate the extent to which the Company's operations depend or expected to depend on patents, copyrights, trade secrets, know-how, or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

                  While the Company's operations are not dependent upon any patents, trademarks or form of trade secrets, the quality of the Company's products as with other wineries is dependent upon skills of their winemakers which are skills developed over many years of wine making. The Company has no formal contract with its winemaker Mr. Robert Pepi, Jr. and Mr. Pepi is not under any confidentiality agreement or covenant not to compete. While the loss of Mr. Pepi would have an adverse short-term impact on the Company, the Company does believe it would be able to retain the services of another competent winemaker.

                  The Company made no expenditures for Research and Development during the past fiscal year.

         (i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

                                                                       AWG, Ltd.
--------------------------------------------------------------------------------

                  The Company is subject to a broad range of federal and regulatory requirements regarding its operations and practices. The Company's current operations and its future operations will be subject to regulations governing the storage and use of fertilizers, fungicides, herbicides, pesticides and other chemicals. In addition, wine production and sales are subject to extensive regulation by the Federal Bureau of Alcohol, Tobacco and Firearms, the California Department of Alcohol and Beverage Control and other states and federal authorities that regulate licensing, trade and pricing practices, labeling, advertising and other activities.

         (j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the financial statements attached hereto. If not included, or if included but not consolidated, please explain.

                  The only subsidiary of the Company is AWG, Inc., a Delaware corporation, which holds all of the operating assets of the business. AWG, Ltd., the parent company is merely a holding company. All activities of both AWG, Ltd. and AWG, Inc. are reflected on the Company's financial statements.

         (k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this offering circular accordingly).

                  The most significant event of 2001 was the sale-leaseback of the winery. The next most significant event was the construction of a crusher which was operational on August 1, 2001.


4.       (a)      If the Company was not profitable during its last fiscal
                  year, list below in chronological order the events which in management's opinion must or should occur, or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected

                                                                       AWG, Ltd.
--------------------------------------------------------------------------------

                  manner of occurrence or the expected method by which the Company will achieve the milestones.

         Event/Milestone
         ---------------
1)       Secure additional working                   This occurred in March
         Capital in an amount sufficient             2001 with the sale-lease
         to invest in additional inventories         back of the property and
         and facilities.                             facilities of the winery.

2)       Significantly reduce the interest           The majority of the debt
         charges due to large amounts                was paid off in March as a
         of debt.                                    result of the sale-lease
                                                     back of the property.

3)       Installation of a crusher on                Construction was
         premises.                                   completed and operational
                                                     in the fall of 2001.

4)       Expand sales effort.                        This has already begun
                                                     with the addition of
                                                     Premier Estates, a
                                                     brokerage company, 2
                                                     salesman and a Sales and
                                                     Marketing Director at the
                                                     vineyard.

         (b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs.

                  Since all of the above described milestone events have already been implemented, there can be no consequences to the Company for failure to achieve them. Any consequences to the Company would be the result of ineffective use of the additional working capital which was obtained by the sale-lease back of the Company's real property or its inability to sell anticipated volume.

                                                                       AWG, Ltd.
--------------------------------------------------------------------------------

         Note. After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.


USE OF PROCEEDS

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgements, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

         Due to the funds generated by the sale-lease back, the Company does not anticipate having any cash flow or liquidity problems. It is not in default or breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. The Company is obligated under a note to pay $50,000 to a company that is currently in bankruptcy, however, the creditor has not made a request for payment.

         Accounts payable are being paid substantially within agreed upon terms. Prior to the recent acquisition of capital through the sale-lease back, however, vendor terms were not met and time delays occurred in regard to payment of invoices.

         There are no liens or settlement obligations in place at this time.


DESCRIPTION OF SECURITIES

14.      The securities being offered hereby are:
         [X] Common Stock
         [ ] Preferred or Preference Stock
         [ ] Notes or Debentures
         [ ] Units of two or more types of securities composed of:
             __________________________________________________________
         [ ] Other: ___________________________________________________

                                                                       AWG, Ltd.
--------------------------------------------------------------------------------

         No sale of securities is authorized by this filing. The common stock of the Company is being registered under Section 12(g) of the Securities Exchange Act of 1934.

15.      These securities have:
                  [  ]  Cumulative voting rights
                  [  ]  Other special voting rights
                  [  ]  Preemptive rights to purchase in new issues of shares
                  [  ]  Preference as to dividends or interest
                  [  ]  Preference upon liquidation
                  [  ]  Other special rights or preferences (specify):

         Question 15 is shown in content and format for continuity and is not applicable to the Company as the securities described in this Registration Statement have no special rights or preferences.

16.      Are the securities convertible?    [  ]  Yes      [  ]  No

                  If so, state conversion price or formula:

                  Date when conversion becomes effective:

                  Date when conversion expires:

         Question 16 is shown in content and format for continuity and is not applicable to the Company as the securities described in this Registration Statement are not convertible.

17.      (a)      If securities are notes or other types of debt securities:

                  1.       What is the interest rate?
                           If interest rate is variable or multiple rates, describe:

                  2.       What is the maturity date?
                           If serial maturity dates, describe:

                  3.       Is there a mandatory sinking fund?
                           Describe:

                  4.       Is there a trust indenture?

                                                                       AWG, Ltd.
--------------------------------------------------------------------------------

                           Name, address and telephone number of Trustee:

                  5. Are the securities callable or subject to redemption? Describe, including redemption prices:

                  6. Are the securities collateralized by real or personal property? Describe:

                  7. If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

                  How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal?

                  How much indebtedness shares in right of payment on an equivalent (pari passu) basis?

                  How much indebtedness is junior (subordinated) to the securities?

         Question 17(a) is shown in content and format for continuity and is not applicable to the Company as the securities described in this Registration Statement are not notes or other type of debt security.



         (b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charged and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to be fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

         Question 17(b) is shown in content and format for continuity and is not applicable to the Company as the securities described in this Registration Statement are not notes or other type of debt security.

                                                                       AWG, Ltd.
--------------------------------------------------------------------------------

18.      If securities are Preference or Preferred Stock:

         Are unpaid dividends cumulative?            [  ]  Yes       [  ]  No
         Are securities callable?                    [  ]  Yes       [  ]  No
         Explain:  ________________________

         Note Attach to this offering circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of preferred or preference stock, notes or other securities being offered.

         Question 18 is shown in content and format for continuity and is not applicable to the Company as the securities described in this Offering Circular are not Preference Securities nor Preferred Stock.


19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

         Not Applicable. There are no restrictions of any kind pertaining to dividends under any agreements.


20.      Current amount of assets available for payment of dividends if deficit
         must be first made up; show deficit in parenthesis:   $ 2.8 million


DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

         The Company has never paid dividends. At present, the Company does not anticipate paying any dividends on its Common Stock in the foreseeable future and intends to devote any earnings to the development of the Company.

                                                                       AWG, Ltd.
--------------------------------------------------------------------------------

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29.      CHIEF EXECUTIVE OFFICER:

         Title:     President
         Name:      Michael O'Connell
         Age:       30
         Office Street Address:     4162 Big Ranch Road
                                    Napa, CA  94558
         Telephone No.:    (707) 259-6777

         MICHAEL O'CONNELL
         PRESIDENT, CHIEF EXECUTIVE OFFICER & Chief Financial Officer
         Mr. O'Connell is currently serving as President, Chief Executive Officer, and Chief Financial Officer of the Company; he has held these offices since September 1, 2001.

         Mr. O'Connell's employment history includes Bank of America Capital Investors, from 2000 to 2001 as an associate, Braxton
         Associates/Deloitte Consulting, from 1997 to 2000 as Manager, Guardian Industries in 1996, and Cummins Engine Company as Manager.

         Mr. O'Connell has a B.S. Degree and a M.B.A. Degree from the University of Michigan. The degrees were earned in 1993 and 1997.

         Also a director of the Company?   [ ] Yes     [X] No


30.      CHIEF OPERATING OFFICER:

         Not Applicable.


31.      CHIEF FINANCIAL OFFICER

         Title:     President
         Name:      Michael O'Connell
         Age:       30
         Office Street Address:     4162 Big Ranch Road
                                    Napa, CA  94558
         Telephone:        (707) 259-6777

                                                                       AWG, Ltd.
--------------------------------------------------------------------------------

         MICHAEL O'CONNELL
         PRESIDENT, CHIEF EXECUTIVE OFFICER & Chief Financial Officer
         Mr. O'Connell is currently serving as President, Chief Executive Officer, and Chief Financial Officer of the Company; he has held these offices since September 1, 2001.

         Mr. O'Connell's employment history includes Bank of America Capital Investors, from 2000 to 2001 as an associate, Braxton
         Associates/Deloitte Consulting, from 1997 to 2000 as Manager, Guardian Industries, in 1996 as an intern, and Cummins Engine Company, from 1993 to 1995 as Manager.

         Mr. O'Connell has a B.S. Degree and a M.B.A. Degree from the University of Michigan. The degrees were earned in 1993 and 1997.

         Also a director of the Company?   [ ] Yes     [X] No


32.      OTHER KEY PERSONNEL

         (A)

         Title:     Secretary, General Counsel
         Name:      John P. Caponigro
         Age:       45
         Office Street Address:     1668 Telegraph Road
                                    Bloomfield Hills, MI 48302
         Telephone:        (248) 334-6767

         JOHN P. CAPONIGRO
         SECRETARY, GENERAL COUNSEL
         Since 1989 Mr. Caponigro has been the Principal of the Law Firm of Frasco and Caponigro, PLLC. Since 1995 he has also been a Director, the Secretary and General Counsel of the Company.

         Mr. Caponigro has a B.B.A. Degree from the University of Toledo in 1978. He has a M.B.A. from the University of Toledo in 1982. He also has a J.D. from the University of Toledo in 1982.

                                                                       AWG, Ltd.
--------------------------------------------------------------------------------

         Mr. Caponigro spends an average of 20 hours per month on matters for the Company.

         Also a director of the Company?   [X] Yes     [  ] No


          (B)

         Title:     Winemaker
         Name:      Robert L. Pepi, Jr.
         Age:       51
         Office Street Address:     4162 Big Ranch Road
                                    Napa, CA  94558
         Telephone:        (707) 259-6777

         ROBERT L. PEPI, JR.
         WINEMAKER
         Mr. Pepi is currently a Winery Consultant. He was the General Manager of California Operations at Stinson Lane, Ltd. from 1991 to 1995. He was also the General Partner and General Manager of Robert Pepi Winery from 1980 to 1991.

         Mr. Pepi spends an average of 3 days per month on matters for the Company.

         Mr. Pepi has a B.A. Degree from Pomona College in 1972. He had taken Business/Accounting courses at the University of California at San Francisco from 1975 to 1976. He had also taken Enology and Vitacultural courses at the University of California at Davis from 1980 to 1983.

         Also a director of the Company?   [  ] Yes     [X] No


DIRECTORS OF THE COMPANY

33.      Number of Directors:  4

         If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain: Not Applicable.

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                                                                       AWG, Ltd.
--------------------------------------------------------------------------------


34. Information concerning outside or other Directors (i.e. those not described above):

         (A)

         Name:    Joseph Antonini
         Age:     60
         Office Street Address:     1800 West Maple Road
                                    Troy, MI  48084
         Telephone:        (248) 614-3880

         JOSEPH ANTONINI
         CONSULTANT AND PRIVATE INVESTOR
         From 1986 to 1995, Mr. Antonini functioned as the Chairman, President and CEO of Kmart Corporation. He held various positions at Kmart Corporation from 1964 to 1986. He is currently the Chairman of the Board of the Company.

         Mr. Antonini serves as Director at Shell Oil Company, Ziebart, All Seasons Spas and Fireplaces, CE Appliances Co. and Momentum Equity Group.

         Mr. Antonini has a B.S. in Business Administration from West Virginia University in 1964.

         (B)

         Name:    Mario Andretti
         Age:     62
         Office Street Address:     457 Rose Inn Avenue
                                    Nazareth, PA  18064
         Telephone:        (610) 759-5118

         MARIO ANDRETTI
         RACE CAR DRIVER
         Mr. Andretti is a retired race car driver and has been doing this professionally since 1962. From 1996 to the present, he has also been a Consultant and Private Investor.

         (C)

         Name:    Bruce Williams

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                                                                       AWG, Ltd.
--------------------------------------------------------------------------------

         Age:     41
         Office Street Address:     141 West Jackson, Suite 4220-B
                                    Chicago, IL  60604
         Telephone:        (312) 341-7370

         BRUCE WILLIAMS
         VICE CHAIRMAN OF CHICAGO BOARD OF TRADE, MEMBERSHIP COMMITTEE
         Since 1982, Mr. Williams has been a market maker at the Chicago Board of Trade specializing in agricultural products. Since 1988, he has been a full member of the Chicago Board of Trade and a principal of Williams Trading, a commodities trading company.

         Mr. Williams is currently serving as Vice Chairman of Chicago Board of Trade, Membership Committee and has held this position since 1996. He was Chairman of the Dow Jones Futures Committee from 1997 to 1998.


35.      (a)      Have any of the Officers or Directors ever worked for or
                  managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

                  [  ] Yes        [X] No

                  Explain:   Not Applicable.


         (b) If any of the officers, directors or other key personnel have ever worked for or managed a company in the same business of industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers), have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

                  The Company is not using any proprietary information obtained from Mr. Pepi's clientele. No other key person has been associated with a Company in the same or related business or industry.


         (c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the officers or

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                                                                       AWG, Ltd.
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                  directors has ever managed any other company in the start up or development stage and described the circumstances, including relevant dates.

                  Not Applicable.


         (d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

                  Robert Pepi is an independent contractor who is working without a written contract. He is compensated at the rate of $3,000 per month. He has also been awarded 25,000 shares of the Company's Common stock. John Caponigro serves as a consultant for the Company, in addition to serving as secretary, and is paid on the basis of hours worked on company activities. As a director, he receives an annual amount of shares of the Company in accordance with Company practices.


         (e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estates of the insured person or a surviving spouse.

                  Not Applicable.


36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, a set forth below the name of such persons, and the nature and date of such actions.

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                                                                       AWG, Ltd.
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         Not Applicable.

Note. After reviewing the information concerning the background of the Company's officers, directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.


PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10 percent or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

                                       Actual Price             No. Shares         Percent
                                         Per Share               Now Held          of Total

         Mario Andretti                $.19-.33               2,651,113 (1)        19.07
         457 Rose Inn Avenue
         Nazareth, PA  18064

         Joseph Antonini               $.19-.33               2,671,115 (2)        19.22
         180 West Maple Road
         Troy, MI  48084

         (1) Excludes 250,000 share options held by Mr. Andretti. The exercise price of such shares ranges between $ .30 and $ .32. Includes 1,366,902 shares issued to Mr. Andretti in exchange for his forgiving debt owed to him by the Company, for his personally guaranteeing the Company's primary credit facility and in lieu of annual directors' fees.

         (2) Excludes 200,000 share options held by Mr. Antonini. The exercise price of such shares ranges between $ 0.30 and $
                  0.32. Includes

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                                                                       AWG, Ltd.
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                  1,369,957 shares issued to Mr. Antonini in exchange for his forgiving debt owed to him by the Company, for his personally guaranteeing the Company's primary credit facility, for services rendered to the Company and in lieu of annual directors' fees.


         Note: This filing is not offering any securities for sale. The common stock of the Company is being registered under Section 12(g) of the Securities Exchange Act of 1934.

38. Number of shares beneficially owned by officers and directors as a group:

         Before offering: 7,204,169 shares (52% percent of total outstanding).

         After offering: 7,204,169 shares (52% percent of total outstanding).

         Note: This filing is not offering any securities for sale. The common stock of the Company is being registered under Section 12(g) of the Securities Exchange Act of 1934.


MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39.      (a)      If any of the officers, directors, key personnel or principal stockholders are related by blood or marriage, please describe.

                  None of the officers, directors, key personnel or principal stockholders of the Company are related by blood or marriage.


         (b) If the Company has made loans to or is doing business with any of its officers, directors, key personnel or 10 percent stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of good property or services to or from the Company, employment or stock purchase contracts, etc.). State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

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                                                                       AWG, Ltd.
--------------------------------------------------------------------------------

                  John Caponigro serves as Chief Legal Counsel through his law firm Frasco & Caponigro and is compensated on the basis of hours spent on Company affairs.

         (c) If any of the Company's officers, directors, key personnel or 10 percent stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

                  Certain of the Company's directors have guaranteed loans in the past. No such guarantees exist at the present time.

40.      (a)      List all remuneration by the Company to officers, directors and key personnel for the last fiscal year:

                  The following cash and stock remuneration was paid for services provided in 2000:

                                                                       Cash             Other
                                                                       ----             -----
                  Mack Jennings, former Chief Executive Officer        $83,550
                  Joseph Antonini, Director                                     161,290 shares,
                  Mario Andretti, Director                                      112,903 shares
                  John P. Caponigro, Director, Secretary                        112,903 shares
                     and General Counsel
                  Bruce Williams, Director                                      112,903 shares
                                                                       -------  --------------

                  Total                                                $83,550  499,999 shares
                                                                       =======  ==============

                  Directors as a group (4 persons)                     $ 0      499,999 shares
                                                                       =======  ==============

                  All the Directors are paid in Common Stock of the Company. Payment is made as of December 31st of each year based on the fair market value of the common stock of the Company as of that time. The number of shares awarded is determined based on the closing price of the common stock as of the end of December.

         (b) If remuneration is expected to change or has been unpaid in prior years, explain.

                  Normal increases in compensation can be expected based upon Company performance.

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                                                                       AWG, Ltd.
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         (c)      If any employment agreements exist or are contemplated,
                  describe:

                  The Company currently has an Employment Agreement with Michael O'Connell as its President and Chief Executive Officer. The Employment Agreement which was executed on September 1, 2001, is for a term of 1 year renewable annually thereafter. Mr. O'Connell will receive a base salary of $120,000 per annum and is eligible for a bonus contingent upon the Company achieving profitability. Bonus arrangements, if any, for future years will be determined by negotiation between Mr. O'Connell and the Company's Board of Directors. In addition to a salary, Mr. O'Connell is entitled to participate in any health insurance provided to employees of the Company, of which none is currently available. Mr. O'Connell is currently entitled to 3 weeks of vacation. In the event that the Employment Agreement is terminated for any reason other than for breach of contract by the Company, Mr. O'Connell shall be restricted for a period of 6 months from competing with the Company. It should be noted that the enforceability of non-competition clauses are dependent in large part on the facts and circumstances surrounding the need for such a provision. The Company believes that the covenant enforceable.

                  There will be no severance payments in the event that Mr. O'Connell is terminated with or without cause. Pursuant to the terms of the Employment Agreement, "cause" is defined to include (1) employee's willful material and irreparable breach of the Employment Agreement; (2) employee's gross negligence on the performance or intentional non-performance of his material duties and responsibilities; (3) employee's willful dishonesty, fraud or misconduct with respect to the business or affairs of the Company which conduct materially and adversely affects the operations or reputation of the Company; or (4) employee's conviction of a felony. Finally, the Company and Mr. O'Connell have agreed to settle any disputes under the Agreement by means of binding arbitration.

                  The Company has an oral consulting agreement with its winemaker Robert Pepi, Jr. who manages the Company's wine making operations. Mr. Pepi is being paid at the rate of $3,400 per month. In addition, Mr. Pepi has been granted 25,000 shares of the Company's common stock at no cost. The Company has also agreed to issue an additional 75,000 shares to Mr. Pepi in the event

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                                                                       AWG, Ltd.
--------------------------------------------------------------------------------

                  he terminates consulting activities with other wineries. This Agreement may be terminated by either party.


41.      (a)      Number of shares subject to issuance under presently
                  outstanding stock purchase agreement, stock options, warrants or right:

                  1,336,500 shares (7.8 percent of total shares outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities).

                  No sale of securities is authorized by this filing. The common stock of the Company is being registered under Section 12(g) of the Securities Exchange Act of 1934.

                  Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

                  The Company currently has options outstanding for 51,500 shares under its Incentive Stock Option Plan. The options were granted at various times beginning on January 13, 1998 and expire ten years from the date of issuance. The options are exercisable at $0.25 to $0.32 per share as long as each of the recipients remain in the employ of the Company. As of the date of this Offering Circular, no options have been exercised. The Company has outstanding The AWG, Ltd., Incentive Stock Option Plan ("Incentive Stock Option Plan") and The AWG, Inc. Nonqualified Stock Option Plan ("Nonqualified Plan"). These plans were adopted by the Company's Board of Directors in November, 1997 and were approved by its shareholders on January 13, 1998. Employees, directors and consultants of the Company are eligible for option grants under the Nonqualified Stock Option Plan. Only employees are eligible for option grants under the Incentive Stock Option Plan. A total of 3,000,000 shares have been reserved for the Nonqualified Stock Option Plan, and 500,000 shares for the Incentive Stock Option Plan. Under each plan, the Board of Directors determines the recipients and the number of options granted to such recipients. Each plan is intended to comply with Rule 16b-3 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The consideration for each option

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                                                                       AWG, Ltd.
--------------------------------------------------------------------------------

                  granted under each plan will be established by the Board of Directors. The options issued under the Incentive Stock Option Plan will vest after six months of employment and will be exercisable for ten years from the date of grant provided the employee remains in the employment of AWG, Inc. Each option plan provides that, in the event of a merger or reorganization of the Company, outstanding options shall vest immediately.

         (b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreement, options or warrants: 2,163,500 shares.

         (c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

                  Any plan which involves buy back of stock will be approved by the Board of Directors and shareholders. Any stock option plan or granting of warrants or rights, which have not been previously authorized will also require approval of the Board of Directors and the Shareholders, to comply with the provisions of Rule 16b-3 of the Exchange Act.


42. If the business is highly dependent on the services of certain key personnel, describe any arrangement to assure that these persons will remain with the Company and not compete upon any termination:

         See description of Employment Agreement of Michael O'Connell in Question 40 (b).

Note. After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel, directly or indirectly, is reasonable in view of the present stage of the Company's development.


LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's

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                                                                       AWG, Ltd.
--------------------------------------------------------------------------------

         business, financial condition, or operations, including any litigation or action involving the Company's officers, directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

         There is no pending litigation or administrative action which has had or may have a material effect upon the Company business, financial condition or operation. All past litigation has been fully resolved.

         On August 25, 2001, a former Chief Executive Officer and director of the Company, Mack Jennings, filed with the California Department of Industrial Relations (the "Department") an Initial Report or Claim in which he claims that, in connection with his termination by the Company effective in August 2001, the Company owes him a total of $239,903 for unpaid director fees, bonus, salary, severance pay and unused earned time off. While the results of this proceeding cannot be predicted with certainty, management of the Company believes that most, if not all, of the claims made by Mr. Jennings are groundless and that any amounts paid to Mr. Jennings in settlement of his claims will not have a material impact on the Company's financial condition or operations.


MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of by-law provisions, etc.) or which are necessary to make any other information in this offering circular not misleading or incomplete.

         In 1999 and again in 2000, Northwest Airlines purchased sufficient wine from the Company to make them the Company's single largest customer. These purchases were made by individual purchase orders there was no underlying supply agreement between the parties. Northwest Airlines did not issue a purchase order in 2001.

                                                                       AWG, Ltd.
--------------------------------------------------------------------------------

         The Company is not aware of any additional material factors that will or could affect the Company or its business or which are necessary to make any other information in this Offering Circular misleading or incomplete.


48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

         Since 1996, the Company has been building brand awareness of the Andretti label. The industry continues to grow, particularly in the super premium price range where the Company products are positioned. These factors as well as the injection of needed capital should take the Company to profitability in calendar year 2001.


49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year:

                  50.3 percent.

         What is the anticipated gross margin for next year of operations?

                  Approximately 51.1 percent.

         If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

         Gross margins for calendar year 2000 were 50.3% on sales of $1,783,000. Gross margins for 2001 are expected to reach 51.1% for calendar 2001, primarily as a result of efficiencies gained through economies of scale.

         Gross margins for other major companies in the industry (attained through review of their most recent annual reports) are:

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                                                                       AWG, Ltd.
--------------------------------------------------------------------------------

                           R.H. Phillips             53.6%
                           Willamette                47.4%
                           Robert Mondavi            47.0%
                           Todhunter                 31.0%


         Foreign sales as a percent of total sales for last fiscal year:

                  5.7 percent.

         Domestic government sales as a percent of total domestic sales for last fiscal year:

                   0 percent.

         Explain the nature of these sales, including any anticipated changes:

         The bulk of the foreign sales was to Japan (94.5%). The remaining, 5.5%, was to Canada. The Company will continue its marketing efforts to grow sales volume outside the United States as rapidly as possible. This will be in conjunction with continued emphasis on U.S. markets.

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                                                                       AWG, Ltd.
--------------------------------------------------------------------------------



                                     PART II

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

(a)      Market Information.

         The Company's common stock is traded in the over-the-counter securities market.





                           PRICE PER SHARE BY QUARTER




            PERIOD                                              HIGH                 LOW
         --------------                                     -------------        ------------

         January 1 - March 31, 1999                                0.58           0.28


         April 1 - June 30, 1999                                   0.36           0.24


         July 1 - September 30, 1999                               0.46           0.16


         October 1 - December 31, 1999                             0.47           0.23


         January 1 - March 31, 2000                                0.52           0.17


         April 1 - June 30, 2000                                   0.70           0.30


         July 1 - September 30, 2000                               0.60           0.22


         October 1 - December 31, 2000                             0.45           0.22

         January 1, 2001 - March 31, 2001                          0.36           0.15

         April 1, 2001 - June 30, 2001                             0.28           0.16

         July 1, 2001 -September 30, 2001                          0.28           0.24

         Source:             PaineWebber, Inc. June 7, 2001 and October 17, 2001

         Note: The above quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

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                                                                       AWG, Ltd.
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 (b)     Holders.

         There are approximately 1,953 shareholders of record of the Company's common stock.

(c)      Dividends.

         (1) The Company has never paid dividends. At present, the Company does not anticipate paying any dividends on its Common Stock in the foreseeable future and intends to devote any earnings to the development of the Company.

         (2) No restrictions exist that limit the ability of the Company to pay dividends, nor that are likely to restrict their payment in the foreseeable future.


CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The firm of Moss Adams LLP has been retained to perform Company audits effective September 2, 2001. For the past five years, the firm of Deloitte Touche LLP has provided independent accounting services to the Company. Since that time the Company has not had any disagreements with its accountants and the dismissal in past accountants was solely motivated by the fee schedules. There were no disagreements with Deloitte Touche LLP on any matter of accounting principles or practices, financial statements disclosure or auditing scope or procedure. The dismissal was effective August 31, 2001.

None of the reports on the Company's financial statements prepared by the former accountants during the five-year period that they served the Company contained an adverse opinion or disclaimer of opinion, nor were any reports modified as to uncertainty, audit scope, or accounting principles. The decision to change accountants was recommended by the Chairman of the Board of the Company and was approved by the Company's Board of Directors.


RECENT SALES OF UNREGISTERED SECURITIES

The Company sold the following securities within the past three years without registering the securities under the Securities Act of 1933.

Common Stock

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                                                                       AWG, Ltd.
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In January 1999, the Company issued 80,000 shares of its Common Stock to one of its directors in exchange for services he rendered to the Company.

In February 1999, the Company issued a total of 726,189 shares of its Common Stock to its directors in lieu of annual directors' fees; and a total of 900,000 shares of its Common Stock to three of its directors in exchange for their personally guaranteeing the Company's primary credit facility.

In June 1999 and November 2001, the Company issued a total of 172,414 shares of its Common Stock through a private placement offering, to an individual investor, for which the Company received $50,000.

In December 1999, the Company issued a total of 623,811 shares of its Common Stock to two of its directors in exchange for the forgiveness of debt totaling $174,667 owed by the Company to such directors.

In January 2000, the Company issued a total of 553,932 shares of its Common Stock to its directors in lieu of annual directors' fees.

In June 2000, the Company issued 57,715 shares of its Common Stock to a consultant in exchange for his services rendered to the Company. The Company also issued 2,000,001 shares of its Common Stock, through private placement offerings, to three individual investors, for which the Company received $600,000.

In January 2001, the Company issued a total of 499,999 shares of its Common Stock to its directors in lieu of annual directors' fees. The Company also issued 56,452 shares of its Common Stock to a consultant in exchange for services rendered to the Company

In June 2001, the Company issued 57,143 shares of its Common Stock to a consultant in exchange for services rendered to the Company.

In July 2001, the Company also issued 30,000 shares of its Common Stock, through a private placement offering, to an individual investor, for which the Company received $6,900.

For each of the foregoing transactions the Company relied upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, as in each case there was no general solicitation of investors and each of the purchasers possessed sufficient knowledge and skill in business matters and were capable of evaluating the merits and risks of an investment in the Company. An underwriter was not used in any of the foregoing transactions nor were underwriting commissions paid.

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                                                                       AWG, Ltd.
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The Company has issued options to acquire Common Stock of the Company to its employees, officers and directors pursuant to its Incentive Stock Option Plan and its Non-Qualified Stock Option Plan as follows:


                                                                              Number of Shares
                                                      Grant Date             Underlying Options
                                                      ----------             ------------------

       Incentive Stock Option Plan                    01/13/1998                      42,500
                                                      02/26/1999                      92,000
                                                      02/01/2000                      67,000
                                                      01/15/2001                      83,000

       Non-Qualified Stock Option Plan                03/01/1999                     460,000
                                                      01/19/2000                     555,000
                                                      01/15/2001                     245,000
                                                      05/15/2001                      25,000

Options granted to employees of the Company under the Incentive Stock Option Plan are only exercisable if the employee remains in the employ of the Company. The options granted above under the Incentive Stock Option Plan do not exclude those options forfeited by employees who were granted options and subsequently left the employ of the Company.

For each of the foregoing option grants the Company relied upon the exemption from registration contained in Rule 701 promulgated under the Securities Act of 1933, as amended, as in each case the grant was made under a written compensatory benefit plan established by the Company for participation of its employees, directors and officers.


INDEMNIFICATION OF DIRECTORS AND OFFICERS

So far as permitted by Nevada law, the Company's bylaws provide that the Company will indemnify its officers and directors against reasonable expense and any liability incurred by such person in connection with any claim, action, suit or proceeding, civil, criminal, administrative, investigative or other, in which he or she may be involved, as a party or otherwise, by reason of such person being or having been a director or officer of the Company.

                                                                       AWG, Ltd.
--------------------------------------------------------------------------------

                                    PART III


INDEX TO, AND DESCRIPTION OF, EXHIBITS

Exhibit
Number          Description
2.1             Articles of Incorporation, as amended, of the Company

2.2             Bylaws of the Company

6.1             Purchase  Agreement,  dated  October  27,  2000,  between  the Company and
                Kenneth E.  Laird and Gail Laird as  Trustees  of the Laird  Family  Trust
                dated October 27, 2000

6.2             Lease Agreement,  dated March 14, 2001, between the Company and Kenneth E.
                Laird and Gail Laird as Trustees of the Laird Family Trust

6.3             Employment  Agreement between the Company and Michael O'Connell,  executed
                September 1, 2001

6.4             Description of the arrangement  between the Company and Joseph E. Antonini entered into in January 1997.

                                                                       AWG, Ltd.
--------------------------------------------------------------------------------

SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    AWG, Ltd.



Date:    1/31/2002                          By: /s/ Michael O'Connell
       ------------------                       ----------------------------
                                                Michael O'Connell, President

                                                                       AWG, Ltd.
--------------------------------------------------------------------------------



                                    PART F/S


FINANCIAL STATEMENTS

                                    Contents

Document                                                                        Page
--------                                                                        ----
Unaudited Consolidated Financial Statements for the year ended December 31, 1999
   Consolidated Balance Sheet                                            F-1
   Consolidated Statement of Operations                                  F-2
   Consolidated Statement of Stockholders' Equity                        F-3
   Consolidated Statement of Cash Flows                                  F-4
   Notes to Consolidated Financial Statements                            F-5  - F-9
Audited Consolidated Financial Statements for the year ended December 31, 2000
   Cover Page                                                            F-10
   Independent Auditor's Report                                          F-11
   Consolidated Balance Sheet                                            F-12
   Consolidated Statement of Operations                                  F-13
   Consolidated Statement of Stockholders' Deficit                       F-14
   Consolidated Statement of Cash Flows                                  F-15
   Notes to Consolidated Financial Statements                            F-16 - F-23
Unaudited Consolidated Financial Statements for the nine-month period ended
September 30, 2001
Consolidated Balance Sheet                                               F-25
Consolidated Statement of Operations                                     F-26
Consolidated Statements of Cash Flows                                    F-27
Notes to Consolidated Financial Statements                               F-28 - F-32

===============================================================================







                                    AWG, LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 1999


























===============================================================================

AWG, LTD.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 1999
(UNAUDITED)
===============================================================================




                                     ASSETS

CURRENT ASSETS
  Cash                                                                           $    52,800
  Accounts receivable                                                                 87,700
  Inventories                                                                      1,034,900
  Deferred crop costs                                                                 14,100
  Prepaid expenses                                                                    17,000
                                                                                 -----------
       Total current assets                                                        1,206,500

PROPERTY, PLANT AND EQUIPMENT                                                      3,070,700

OTHER ASSETS                                                                          38,200
                                                                                 -----------

                                                                                 $ 4,315,400
                                                                                 ===========



                     LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
  Line of credit                                                                 $   835,000
  Accounts payable                                                                   349,400
  Accrued liabilities and other payables                                             162,600
  Current maturities of long-term debt                                             1,886,400
                                                                                 -----------

       Total current liabilities                                                   3,233,400
                                                                                 -----------

LONG-TERM DEBT, less current maturities                                            2,158,100
                                                                                 -----------

STOCKHOLDERS' DEFICIT
  Common stock, $0.001 par value; 50,000,000 shares authorized;
     10,061,731 shares issued and outstanding                                         10,100
  Additional paid-in capital                                                       3,031,000
  Subscribed stock                                                                   340,800
  Due from stockholders                                                             (168,400)
  Deferred debt issuance costs                                                       (38,400)
  Accumulated deficit                                                             (4,251,200)
                                                                                 -----------

                                                                                  (1,076,100)
                                                                                 -----------

                                                                                 $ 4,315,400
                                                                                 ===========




                                                        See accompanying notes.
===============================================================================
Page 2

                                                                      AWG, LTD.
                                           CONSOLIDATED STATEMENT OF OPERATIONS
                                                  YEAR ENDED DECEMBER 31, 1999
                                                                    (UNAUDITED)
===============================================================================



REVENUE
  Wine                                                           $ 1,184,200
  Hospitality                                                        293,300
                                                                 -----------

                                                                   1,477,500

COST OF REVENUES                                                   1,152,000
                                                                 -----------

GROSS PROFIT                                                         325,500
                                                                 -----------

OPERATING EXPENSES
  General and administration                                         418,300
  Sales and marketing                                                224,900
                                                                 -----------

                                                                     643,200
                                                                 -----------

LOSS FROM OPERATIONS                                                (317,700)
                                                                 -----------

OTHER EXPENSES
  Interest                                                           326,300
  Miscellaneous                                                      299,000
                                                                 -----------

                                                                     625,300
                                                                 -----------

LOSS BEFORE INCOME TAXES                                            (943,000)

PROVISION FOR INCOME TAXES                                               800
                                                                 -----------

NET LOSS                                                         $  (943,800)
                                                                 ===========

LOSS PER COMMON SHARE                                            $     (0.10)
                                                                 ===========

WEIGHTED AVERAGE OF COMMON SHARES OUTSTANDING                      9,661,651
                                                                 ===========



See accompanying notes.
===============================================================================
                                                                        Page 3

                                                                       AWG,LTD.
                                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                                  YEAR ENDED DECEMBER 31, 1999
                                                                    (UNAUDITED)
===============================================================================


                                                           COMMON STOCK                ADDITIONAL
                                                  ------------------------------        PAID IN           SUBSCRIBED
                                                      SHARES           AMOUNT           CAPITAL             STOCK
                                                  -------------    -------------     -------------      -------------

Balance at December 31, 1998                       8,173,128        $    8,200        $2,350,900        $  305,000

Stock issued for legal settlement                     90,000               100            44,900                --

Stock issued for compensation                        726,189               700           304,300          (305,000)

Stock issued for consulting services                 172,414               200            49,800                --

Stock issued for debt guarantee                      900,000               900           281,100                --

Stock to be issued for forgiveness of debt                --                --                --           174,600

Stock issued for compensation                             --                --                --           166,200

Net loss                                                  --                --                --                --
                                                  ----------        ----------        ----------        ----------

Balance at December 31, 1999                      10,061,731        $   10,100        $3,031,000        $  340,800
                                                  ==========        ==========        ==========        ==========


                                                                       DEFERRED
                                                    DUE FROM        DEBT ISSUANCE     ACCUMULATED
                                                  STOCKHOLDERS         COSTS            DEFICIT           TOTAL
                                                ---------------   ----------------  --------------   --------------

Balance at December 31, 1998                    $  (168,400)      $        --       $(3,307,400)      $  (811,700)

Stock issued for legal settlement                        --                --                --            45,000

Stock issued for compensation                            --                --                --                --

Stock issued for consulting services                     --                --                --            50,000

Stock issued for debt guarantee                          --           (38,400)               --           243,600

Stock to be issued for forgiveness of debt               --                --                --           174,600

Stock issued for compensation                            --                --                --           166,200

Net loss                                                 --                --          (943,800)         (943,800)
                                                -----------       -----------       -----------       -----------

Balance at December 31, 1999                    $  (168,400)      $   (38,400)      $(4,251,200)      $(1,076,100)
                                                ===========       ===========       ===========       ===========





See accompanying notes.
===============================================================================
                                                                        Page 4

                                                                      AWG, LTD.
                                           CONSOLIDATED STATEMENT OF CASH FLOWS
                                                   YEAR ENDED DECEMBER 31, 1999
                                                                    (UNAUDITED)
===============================================================================




CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                         $(943,800)
  Adjustments to reconcile net loss to net cash
     from operating activities:
        Depreciation                                                  43,900
        Common stock issued for services and compensation            679,400
     Changes in:
        Accounts receivable                                          (28,500)
        Inventories                                                 (199,200)
        Deferred crop costs                                          (11,600)
        Prepaid expenses                                              16,200
        Other assets                                                  51,600
        Accounts payable                                              23,300
        Accrued liabilities and other payables                        83,100
                                                                   ---------

            Net cash from operating activities                      (285,600)
                                                                   ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of equipment                                             (52,300)
  Payments received on notes receivable                               18,000
                                                                   ---------

            Net cash from investing activities                       (34,300)
                                                                   ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from long-term debt                                       445,800
  Principal repayments on long-term debt                            (166,400)
                                                                   ---------

            Net cash from financing activities                       279,400
                                                                   ---------

NET CHANGE IN CASH                                                   (40,500)

CASH, December 31, 1998                                               93,300
                                                                   ---------

CASH, December 31, 1999                                            $  52,800
                                                                   =========

SUPPLEMENTAL CASH-FLOW INFORMATION

  Cash paid during the year for interest                           $ 321,500




See accompanying notes.
===============================================================================
                                                                        Page 5

AWG, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

===============================================================================



NOTE 1 - DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

DESCRIPTION OF OPERATIONS - AWG, Ltd., operates a winery from which it produces, distributes, and sells premium quality wine. The Company sells its wine principally to distributors in the United States for resale to retail outlets and restaurants.

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include AWG, Ltd., and its wholly owned subsidiary, AWG, Inc. All significant intercompany balances and transactions have been eliminated.

CONCENTRATIONS OF RISK - The Company sells the majority of its wine through distributors in the United States. Receivables arising from these sales are not collateralized; however, credit risk is minimized as a result of the large and diverse nature of the Company's customer base.

REVENUE RECOGNITION - The Company recognizes wine sales at the time of shipment. The Company evaluates customer credit terms on an ongoing basis and provides for estimated credit losses. The Company recognizes hospitality revenue at the time of the event, with any event deposits deferred until such time as the event occurs.

INVENTORIES - Inventories are recorded at the lower of cost or market. Wine inventory is determined by specific cost by vintage and variety. Costs include grapes, purchased wine, and winemaking and bottling costs. Wine inventories are classified as current assets in accordance with industry practice, although some wine will be aged for periods longer than one year. Costs associated with the next year's harvest are deferred and included in wine inventory when the crop is harvested in the following year.

PROPERTY, PLANT, AND EQUIPMENT - Property, plant, and equipment are stated at cost. Depreciation is computed by the straight-line method over the following estimated useful lives:

          Buildings and improvements                  40 years
          Equipment                                    7 years
          Vineyard development                        20 years
          Other equipment                              7 years


INCOME TAXES - The provision for income taxes is determined by applying an estimate of the effective annual income tax rate to pretax income adjusted for any net operating loss carryforwards expected to be used, but in no case will the tax be less than $800, which is the California minimum income tax.

USE OF ESTIMATES - The presentation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. The amounts estimated could differ from actual results.

LOSS PER COMMON SHARE - Loss per common share is computed using the weighted average number of common shares outstanding. Since a loss from operations exists as of December 31, 1999, a diluted earnings per share number is not presented because the inclusion of common stock equivalents in the computation would be antidilutive. Common stock equivalents associated with stock options, which are exercisable into 589,500 shares of common stock, could potentially dilute earnings per share in future years.





===============================================================================
Page 6

                                                                      AWG, LTD.
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

===============================================================================


FAIR VALUE OF FINANCIAL INSTRUMENTS - The Company measures its financial assets and liabilities in accordance with accounting principles generally accepted in the United States. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. For certain of the Company's financial instruments, including cash, accounts receivable and accounts payable, the carrying amount approximates fair value because of the short maturities. The carrying amount of the Company's short-term and long-term debt approximates fair value because interest rates available to the Company for issuance of similar debt with similar terms and maturities are approximately the same.

STOCK-BASED COMPENSATION - The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). Under APB No. 25, compensation expense is the excess, if any, of the fair value of the Company's stock at a measurement date over the amount that must be paid to acquire the stock. SFAS No. 123 requires a fair value method to be used when determining compensation expense for stock options and similar equity instruments. SFAS No. 123 permits a company to continue to use APB No. 25 to account for stock-based compensation to employees, but proforma disclosures of net income and earnings per share must be made as if SFAS No. 123 had been adopted in its entirety. Stock options issued to non-employees are valued under the provisions of SFAS No 123.

RECENT ACCOUNTING PRONOUNCEMENTS - The Financial Accounting Standards Board has issued Financial Accounting Standards (FAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS Statement No. 125." The Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2000. The adoption of FAS No. 140 is not expected to have a material effect on the Company's financial statements.

In June 2001, the Financial Accounting Standards Board issued FAS No. 141, "Business Combinations," and FAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under these statements, goodwill and intangible assets, deemed to have indefinite lives, will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their estimated useful lives. The adoption of FAS Nos. 141 and 142 is not expected to have a material effect on the Company's financial statements.




NOTE 2 -  INVENTORIES

           Bottled wine                                     $  586,500
           Bulk wine                                           430,700
           Merchandise                                          17,700
                                                            ----------

                                                            $1,034,900
                                                            ==========

NOTE 3 -  PROPERTY, PLANT, AND EQUIPMENT

           Land                                             $1,446,900
           Buildings and improvements                        1,376,000
           Equipment and vehicles                              138,500
           Vineyard development                                130,500
           Other equipment                                     122,300
                                                            ----------

                                                             3,214,200
           Less accumulated depreciation                       143,500
                                                            ----------

                                                            $3,070,700
                                                            ==========




===============================================================================
                                                                        Page 7

AWG, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

==============================================================================




NOTE 4 - LINE OF CREDIT

The Company had an $835,000 revolving line of credit with a bank, with interest at prime plus .50%. The line matured in March 2001.


NOTE 5 - LONG-TERM DEBT

Note to bank; due in monthly installments of $14,923, including interest at
7.1%; maturing in December 2005; secured by deed of trust and stockholder
guarantees                                                                                 $1,576,600

Notes to stockholders; interest payable monthly from 9.0% to 10.0%; interest expense on these notes was approximately $154,400 for the year
ended December 31, 1999; the note was repaid in 2001                                        1,028,100

Note to bank, due in monthly installments of $12,870, including interest at
7.0%; secured by deed of trust and stockholder guarantees; the note was
repaid in 2001                                                                                741,600

Notes to bank; with interest payable monthly at 9.5%; principal and accrued
interest were due on demand; unsecured; the note was repaid in 2001                           550,000

Notes to limited liability partnerships; due in monthly principal payments
totaling $9,000, plus interest at 8.5%; the note was repaid in 2001                            98,200

Note to a Corporation; due in quarterly interest and principal payments
at 6%; matured January 1999; unsecured                                                         50,000
                                                                                           ----------

                                                                                            4,044,500
Less current maturities                                                                     1,886,400
                                                                                           ----------

                                                                                           $2,158,100
                                                                                           ==========




Maturities of long-term debt for succeeding years are as follows:


                Year Ending December 31,
                ------------------------

                        2000                    $1,886,400
                        2001                       186,800
                        2002                       200,400
                        2003                       214,900
                        2004                       230,600
                        Thereafter               1,325,400
                                                ----------

                                                $4,044,500
                                                ==========




===============================================================================
                                                                        Page 8

                                                                      AWG, LTD.
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

===============================================================================


NOTE 6 - RELATED-PARTY TRANSACTIONS

STOCKHOLDER NOTES RECEIVABLE - In November 2001, the Board of Directors approved an agreement to settle the stockholder notes receivable from the two majority stockholders by acquiring approximately 701,700 shares of the Company's common stock from the affected stockholders. The fair value of the common stock acquired was equal to the outstanding note balance at December 31, 2000. In recognition of this agreement, the stockholder notes receivable are reflected in stockholders' equity as a contra-equity account at December 31, 1999.

DEFERRED DEBT ISSUANCE COSTS - During 1999, three stockholders were issued a total of 900,000 shares of common stock valued at $282,000 in exchange for two personal lines of credit made available to the Company. The value of the common stock was determined using the closing stock price on the issuance date, as determined in the over the counter market. As the stock was issued in conjunction with debt, the value of the stock issued was recorded as deferred debt issuance costs (contra-equity) and amortized into interest expense over the one-year term of the lines of credit.

CONSULTING AND EMPLOYMENT CONTRACTS - The Company's Chairman of the Board provides consulting services to the Company pursuant to an agreement effective as of January 1, 1997. Compensation for such consulting services in 1999 was $50,000, and was paid in common stock.


NOTE 7 - CAPITAL STOCK

SERIES A 6% PREFERRED STOCK - During 1998, the Board of Directors authorized the issuance of 1,600,000 shares of Series A 6% Preferred Stock with a par value of $0.001 per share. Cumulative dividends of 6% per annum accrue and are payable in shares of Series A 6% Preferred Stock only. The stock is non-voting and has liquidation preferences equal to $10 per share in the event of a voluntary or involuntary liquidation. There were no shares issued or outstanding at December 31, 1999.

ADDITIONAL PREFERRED STOCK - During 1998, the Board of Directors authorized the issuance of an additional 10,000,000 shares of Preferred Stock with a par value of $0.001 per share. The Directors have the power to designate the additional stock as being of one or more series, to issue any such series, to fix the terms, preferences, voting powers, restrictions, and qualifications of any such series. As of December 31, 1999, the Directors had not designated any additional series of preferred stock.


NOTE 8 - STOCK OPTIONS

In 1998 the Board of Directors approved the AWG, Ltd., Incentive Stock Option Plan (ISO Plan) and the AWG, Ltd., Non-Qualified Stock Option Plan (NSO Plan). The ISO Plan expires in 2008. The ISO Plan and the NSO Plan reserve 500,000 and 1,500,000 shares of common stock for incentive and non-qualified stock options. Options under the ISO Plan and NSO Plan expire over a period not to exceed ten years from the date of grant.

                                                          WEIGHTED-
                                      SHARES              AVERAGE
                                      UNDER               EXERCISE
                                     OPTIONS               PRICE
                                   ------------         -----------

Balance, December 31, 1998             42,500            $   0.25
Granted                               547,000                0.32
Exercised and forfeited                    --                  --
                                     --------

Balance, December 31, 1999            589,500            $   0.31
                                     ========



===============================================================================
                                                                        Page 9

AWG, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

===============================================================================


The following table summarizes the number of options granted and exercisable at December 31, 1999, and the weighted average exercise prices and remaining contractual lives of the options:


                                                                                     WEIGHTED         WEIGHTED AVERAGE
                                                                                     AVERAGE           EXERCISE PRICE
                   NUMBER                 NUMBER                  WEIGHTED          REMAINING            OF OPTIONS
  EXERCISE      OUTSTANDING AT         EXERCISABLE AT             AVERAGE          CONTRACTUAL         EXERCISABLE AT
   PRICE      DECEMBER 31, 1999      DECEMBER 31, 1999        EXERCISE PRICE          LIFE           DECEMBER 31, 1999
----------   ------------------     -------------------      ----------------     --------------    -------------------


$   0.25                42,500                 42,500              $   0.25               8.04               $   0.25
    0.32               547,000                547,000                  0.32               9.17                   0.32
            ------------------    -------------------

                       589,500                589,500
            ==================    ===================




Had compensation costs for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans been consistent with the methodology prescribed under SFAS 123, the Company's net loss and loss per common share would not have been materially different from the net loss and loss per share reported.


NOTE 9 - COMMITMENTS AND CONTINGENCIES

The Company typically contracts with various growers and certain wineries to supply its grape and bulk wine requirements. While most of these contracts call for prices to be determined by market conditions, several long-term contracts provide for minimum grape and bulk wine purchase prices.


NOTE 10 - SUBSEQUENT EVENTS

A former employee has filed a claim for unpaid wages, bonuses, Director's compensation, and accrued vacation. While the results of this proceeding cannot be predicted with certainty, management expects the ultimate resolution of this matter will not have a material adverse effect on the Company's financial position or results of operation.






===============================================================================
                                                                       Page 10

================================================================================

















                                    AWG, LTD.

                          INDEPENDENT AUDITOR'S REPORT
                                       AND
                        CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 2000






















================================================================================

INDEPENDENT AUDITOR'S REPORT




To the Board of Directors
AWG, Ltd.


We have audited the accompanying consolidated balance sheet of AWG, Ltd., as of December 31, 2000, and the related consolidated statement of operations, stockholders' deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AWG, Ltd., as of December 31, 2000, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.


                                       /s/ MOSS ADAMS LLP


Santa Rosa, California
November 21, 2001

AWG, LTD.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2000
================================================================================


                            ASSETS

CURRENT ASSETS
  Cash                                                            $     41,900
  Accounts receivable                                                  101,500
  Inventories                                                        1,148,600
  Deferred crop costs                                                   14,800
  Prepaid expenses                                                      11,100
                                                                  ------------


          Total current assets                                       1,317,900

PROPERTY, PLANT, AND EQUIPMENT                                       3,038,600

OTHER ASSETS                                                            29,700
                                                                  ------------

                                                                  $  4,386,200
                                                                  ============


            LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
  Line of credit                                                  $    835,000
  Accounts payable                                                     286,000
  Accrued liabilities and other payables                               178,200
  Current maturities of long-term debt                               1,743,400
                                                                  ------------

          Total current liabilities                                  3,042,600
                                                                  ------------

LONG-TERM DEBT, less current maturities                              1,976,700
                                                                  ------------
STOCKHOLDERS' DEFICIT
  Common stock, $0.001 par value; 50,000,000 shares authorized;
    13,297,190 shares issued and outstanding                            13,300
  Additional paid-in capital                                         3,991,300
  Subscribed stock                                                     172,500
  Due from stockholders                                               (168,400)
  Accumulated deficit                                               (4,641,800)
                                                                  ------------

                                                                      (633,100)
                                                                  ------------
                                                                  $  4,386,200
                                                                  ============


                                                         See accompanying notes.
================================================================================
Page F-2

                                                                       AWG, LTD.
                                            CONSOLIDATED STATEMENT OF OPERATIONS
                                                    YEAR ENDED DECEMBER 31, 2000
================================================================================


REVENUE
  Wine                                              $    1,239,100
  Hospitality                                              543,900
                                                    --------------
                                                         1,783,000

COST OF REVENUES                                         1,147,700
                                                    --------------

GROSS PROFIT                                               635,300
                                                    --------------

OPERATING EXPENSES
  General and administration                               457,400
  Sales and marketing                                      125,700
                                                    --------------

                                                           583,100
                                                    --------------

INCOME FROM OPERATIONS                                      52,200
                                                    --------------
OTHER EXPENSES
  Interest                                                 440,300
  Miscellaneous                                              1,600
                                                    --------------

                                                           441,900
                                                    --------------
LOSS BEFORE INCOME TAXES                                  (389,700)

PROVISION FOR INCOME TAXES                                     800
                                                    --------------

NET LOSS                                            $     (390,500)
                                                    ==============

LOSS PER COMMON SHARE                               $        (0.03)
                                                    ==============

WEIGHTED AVERAGE OF COMMON SHARES OUTSTANDING           11,989,611
                                                    ==============



See accompanying notes.
================================================================================
                                                                        Page F-3

                                                                       AWG, LTD.
                                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                                                    YEAR ENDED DECEMBER 31, 2000
================================================================================




                                                        COMMON STOCK            ADDITIONAL
                                                ---------------------------      PAID IN         SUBSCRIBED
                                                   SHARES         AMOUNT         CAPITAL           STOCK
                                                -----------    ------------    ------------    ------------
Balance at December 31, 1999                     10,061,731    $     10,100    $  3,031,000    $    340,800

Stock issued for forgiveness of debt                623,811             500         174,100        (174,600)

Stock issued for compensation                       553,932             600         165,600        (166,200)

Stock issued for consulting services                 57,715             100          22,600            --

Sale of common stock                              2,000,001           2,000         598,000            --

Stock to be issued for services                        --              --              --           172,500

Amortization of deferred debt issuance costs           --              --              --              --

Net loss                                               --              --              --              --
                                                -----------    ------------    ------------    ------------

Balance at December 31, 2000                     13,297,190    $     13,300    $  3,991,300    $    172,500
                                                ===========    ============    ============    ============



                                                                   DEFERRED
                                                  DUE FROM       DEBT ISSUANCE  ACCUMULATED
                                                STOCKHOLDERS         COSTS        DEFICIT          TOTAL
                                               -------------     -------------  -----------    -------------
Balance at December 31, 1999                   $   (168,400)   $    (38,400)   $ (4,251,300)   $ (1,076,200)

Stock issued for forgiveness of debt                   --              --              --              --

Stock issued for compensation                          --              --              --              --

Stock issued for consulting services                   --              --              --            22,700

Sale of common stock                                   --              --              --           600,000

Stock to be issued for services                        --              --              --           172,500

Amortization of deferred debt issuance costs           --            38,400            --            38,400

Net loss                                               --              --          (390,500)       (390,500)
                                               -------------   --------------  ------------    -------------

Balance at December 31, 2000                   $   (168,400)   $       --      $ (4,641,800)   $   (633,100)
                                               =============   ==============  =============   =============










See accompanying notes.
================================================================================
                                                                        Page F-4

AWG, LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2000
================================================================================

CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                    $    (390,500)
  Adjustments to reconcile net loss to net cash
    from operating activities:
        Depreciation and amortization                                88,000
        Common stock issued for services                            195,100
        Amortization of deferred debt issuance costs                 38,400
    Changes in:
        Accounts receivable                                         (13,800)
        Inventories                                                (113,700)
        Deferred crop costs                                            (700)
        Prepaid expenses                                              6,000
        Accounts payable                                             36,400
        Accrued liabilities and other payables                       15,500
                                                              -------------
            Net cash from operating activities                     (139,300)
                                                              -------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of equipment and leasehold improvements                 (47,400)
                                                              -------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from long-term debt                                      200,000
  Proceeds from sale of stock                                       600,000
  Principal repayments on long-term debt                           (624,200)
                                                              -------------
            Net cash from financing activities                      175,800
                                                              -------------

NET CHANGE IN CASH                                                  (10,900)

CASH, December 31, 1999                                              52,800
                                                              -------------
CASH, December 31, 2000                                       $      41,900
                                                              =============
SUPPLEMENTAL CASH-FLOW INFORMATION

  Cash paid during the year for interest                      $     362,900



                                                         See accompanying notes.
================================================================================
Page F-5

                                                                       AWG, LTD.
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


NOTE 1 - DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

DESCRIPTION OF OPERATIONS - AWG, Ltd., a Nevada corporation, through its wholly owned subsidiary, AWG, Inc., operates a winery and a 53-acre vineyard in Napa, California, from which it produces, distributes, and sells premium quality wine. The Company sells its wine principally to distributors in the United States for resale to retail outlets and restaurants.

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include AWG Ltd., and its wholly owned subsidiary, AWG, Inc. All significant intercompany balances and transactions have been eliminated.

CONCENTRATIONS OF RISK - The Company sells the majority of its wine through distributors in the United States. Receivables arising from these sales are not collateralized; however, credit risk is minimized as a result of the large and diverse nature of the Company's customer base.

REVENUE RECOGNITION - The Company recognizes wine sales at the time of shipment. The Company evaluates customer credit terms on an ongoing basis and provides for estimated credit losses. The Company recognizes hospitality revenue at the time of the event, with any deposits deferred until such time as the event occurs.

INVENTORIES - Inventories are recorded at the lower of cost or market. Wine inventory is determined by specific cost by vintage and variety. Costs include grapes, purchased wine, winemaking and bottling costs. Wine inventories are classified as current assets in accordance with industry practice, although some wine will be aged for periods longer than one year. Costs associated with the next year's harvest are deferred and included in wine inventory when the crop is harvested in the following year.

PROPERTY, PLANT, AND EQUIPMENT - Property, plant, and equipment is stated at cost. Depreciation is computed by the straight-line method over the following estimated useful lives:


        Buildings and improvements      40 years
        Equipment                        7 years
        Vineyard development            20 years
        Other equipment                  7 years

LOAN FEES - Loan fees, which are included in other assets and are $28,000 at December 31, 2000, are amortized using the straight-line method over the related term of the agreement.

INCOME TAXES - Income taxes are recognized using enacted tax rates and are composed of taxes on financial accounting income that is adjusted for requirements of current tax law and deferred taxes. Deferred taxes are the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of existing assets and liabilities.

USE OF ESTIMATES - The presentation of financial statements in conformity with generally accepted accounting principles requires the Company make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. The amounts estimated could differ from actual results.

ADVERTISING - Advertising costs are expensed as incurred, and were $16,500 for the year ended December 31, 2000.

LOSS PER COMMON SHARE - Loss per common share is computed using the weighted average number of common shares outstanding. Since a loss from operations exists, a diluted earnings per share number is not presented because the inclusion of common stock equivalents in the computation would be antidilutive. Common stock equivalents associated with stock options, which are exercisable into 1,211,500 shares of common stock, could potentially dilute earnings per share in future years.








================================================================================
                                                                        Page F-6

AWG, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================



FAIR VALUE OF FINANCIAL INSTRUMENTS - The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. For certain of the Company's financial instruments, including cash, accounts receivable and accounts payable, the carrying amount approximates fair value because of the short maturities. The carrying amount of the Company's short-term and long-term debt approximates fair value because interest rates available to the Company for issuance of similar debt with similar terms and maturities are approximately the same.

STOCK-BASED COMPENSATION - The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). Under APB No. 25, compensation expense is the excess, if any, of the fair value of the Company's stock at a measurement date over the amount that must be paid to acquire the stock. SFAS No. 123 requires a fair value method to be used when determining compensation expense for stock options and similar equity instruments. SFAS No. 123 permits a company to continue to use APB No. 25 to account for stock-based compensation to employees, but proforma disclosures of net income and earnings per share must be made as if SFAS No. 123 had been adopted in its entirety. Stock options issued to non-employees are valued under the provisions of SFAS No 123.

SUBSCRIBED STOCK - The Company records the grant of common stock not issued by the end of the accounting period as subscribed stock in the statement of stockholders equity. The number of shares subsequently issued are recorded in common stock on the date of issuance.

RECENT ACCOUNTING PRONOUNCEMENTS - The Financial Accounting Standards Board has issued Financial Accounting Standards (FAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS Statement No. 125." The Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2000. The adoption of FAS No. 140 is not expected to have a material effect on the Company's financial statements.

In June 2001, the Financial Accounting Standards Board issued FAS No. 141, "Business Combinations," and FAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under these statements, goodwill and intangible assets, deemed to have indefinite lives, will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their estimated useful lives. The adoption of FAS Nos. 141 and 142 is not expected to have a material effect on the Company's financial statements.

FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," became effective during the Company's fiscal year. FAS 133, as amended, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under FAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The adoption of FAS 133 did not have a significant impact on the Company's financial position, results of operations, or cash flows.

NOTE 2 - INVENTORIES

             Bottled wine                              $    670,500
             Bulk wine                                      468,300
             Merchandise                                      9,800
                                                       ------------

                                                       $  1,148,600
                                                       ============



================================================================================
Page F-7

                                                                       AWG, LTD.
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


NOTE 3 - PROPERTY, PLANT, AND EQUIPMENT

        Land                                               $1,446,900
        Buildings and improvements                          1,379,600
        Equipment and vehicles                                177,200
        Vineyard development                                  130,500
        Other equipment                                       127,300
                                                           ----------

                                                            3,261,500
        Less accumulated depreciation and amortization        222,900
                                                           ----------

                                                           $3,038,600
                                                           ==========

NOTE  4 - LINE OF CREDIT

The Company had an $835,000 revolving line of credit with a bank, with interest at prime plus 0.50%. The line was repaid and terminated in March 2001.


NOTE 5 - LONG-TERM DEBT

Note to bank; due in monthly installments of $14,923,
including interest at 7.1%; maturing in December 2005;
secured by certificate of deposit resulting from
sale-leaseback transaction subsequent to December 31, 2000
(see Note 12)                                                        $1,515,100

Notes to stockholders; interest payable monthly from 9.0% to
10.0%; interest expense on these notes was approximately
$154,400 for the year ended December 31, 2000; the notes
were paid in full subsequent to December 31, 2000                     1,228,100

Note to bank; due in monthly installments of $12,870,
including interest at 7.0%; maturing in December 2005;
secured by deed of trust and stockholder guarantees; the
note was paid in full subsequent to December 31, 2000                   645,700

Note to bank, with interest payable monthly at 9.5%;
principal and accrued interest due on demand; unsecured; the
note was paid in full subsequent to December 31, 2000                   200,000

Notes to limited liability partnerships; due in monthly
principal payments totalling $9,000 plus interest at 8.5%;
the notes were paid in full subsequent to December 31, 2000              81,200

Note to a Corporation; due in quarterly interest and
principal payments at 6%; matured January 1999; unsecured;
the creditor has filed for bankruptcy, however, the Company
has not received a request for prepayment                                50,000
                                                                     ----------

                                                                      3,720,100
Less current maturities                                               1,743,400
                                                                     ----------

                                                                     $1,976,700
                                                                     ==========







================================================================================
                                                                        Page F-8

AWG, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


Maturities of long-term debt for succeeding years are as follows:


        Year Ending December 31,
                 2001                    $      1,743,400
                 2002                             200,400
                 2003                             214,900
                 2004                             230,600
                 2005                           1,330,800
                                         ----------------
                                         $      3,720,100
                                         ================


NOTE 6 - EMPLOYEE BENEFIT PLAN

The Company provides a 401(k) plan covering substantially all employees meeting certain age and service requirements. The Company may make a discretionary matching contribution equal to 25% of an employee's salary deferral, and may also make additional discretionary contributions. The Company did not make any contributions to the plan during 2000.


NOTE 7 - RELATED-PARTY TRANSACTIONS

STOCKHOLDER NOTES RECEIVABLE - In November 2001, the Board of Directors approved an agreement to settle the stockholder notes receivable from the two majority stockholders by acquiring approximately 701,700 shares of the Company's common stock from the affected stockholders. The fair value of the common stock acquired was equal to the outstanding note balance at December 31, 2000. In recognition of this agreement, the stockholder notes receivable are reflected in stockholders' equity as a contra-equity account at December 31, 2000.

DEFERRED DEBT ISSUANCE COSTS - During 1999, three stockholders were issued a total of 900,000 shares of common stock valued at $282,000 in exchange for two personal lines of credit made available to the Company. The value of the common stock was determined using the closing stock price on the issuance date, as determined in the over-the-counter market. As the stock was issued in conjunction with debt, the value of the stock was recorded as deferred debt issuance costs (a contra-equity) and amortized into interest expense over the one-year term of the lines of credit.

CONSULTING AND EMPLOYMENT CONTRACTS - The Company's Chairman of the Board provides consulting services to the Company pursuant to an agreement effective as of January 1, 1997. Compensation for such consulting services in 2000 was $50,000, and was payable in common stock. The Company has also agreed to pay three Company Directors $35,000 each, and an advisory board member $17,500, for services provided during 2000. Payment for these services will be in the form of common stock, with the number of shares of stock to be issued based on the trading price of the stock as of December 31, 1999. Compensation expense of $172,500 was recognized in 2000 relating to these agreements.


NOTE 8 - INCOME TAXES

The significant temporary differences between the carrying amounts and tax bases of existing assets and liabilities that give rise to deferred tax assets and liabilities include deferring the deduction, for tax purposes, of various reserves and accrued but unpaid expenses.

A valuation allowance is required for those deferred tax assets that are not likely to be realized. Realization is dependent upon future earnings during the period that temporary differences and carryforwards are expected to be available. Because of the uncertain nature of their ultimate utilization, based upon the Company's past performance, a complete valuation allowance is recorded against these deferred tax assets.




================================================================================
Page F-9

                                                                       AWG, LTD.
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


The Tax Reform Act of 1986, and the California Conformity Act of 1987, imposes restrictions on the utilization of net operating losses in the event of an "ownership change," as defined by Section 382 of the Internal Revenue Code. There has not been a determination as to whether an ownership change has taken place, as defined, but net operating losses available to the Company for use in future years may be limited because a change in ownership could result from the issuance of additional stock.


Provision for income taxes
  Federal                                                                      $      -
  State                                                                               800
                                                                               -----------

                                                                               $      800
                                                                               ===========


The following table summarizes the components of net deferred tax assets:


  Federal tax loss carryforwards                                               $ 1,503,100
  State tax loss carryforwards                                                     128,900
  Inventory                                                                         31,100
  Deferred revenue                                                                  28,900
  Accelerated depreciation                                                         (67,300)
                                                                               -----------
                                                                                 1,624,700
  Less valuation allowance                                                      (1,624,700)
                                                                               -----------

                                                                               $      -
                                                                               ===========


The Company's federal and state net operating losses that are available for carryforward will expire as follows:

                Date of Expiration             Federal           State
                ------------------           ----------     ------------
                       2001                  $     --       $    358,300
                       2002                        --            295,500
                       2003                        --            924,900
                       2004                        --            337,900
                       2010                        --            292,200
                       2011                     716,700             --
                       2012                     591,800             --
                       2018                   1,850,700             --
                       2019                     676,600             --
                       2020                     585,200             --
                                             ----------       ----------

                                             $4,421,000       $2,208,800
                                             ==========       ==========

A reconciliation of the statutory federal income tax rate with the Company's effective income tax rate is as follows:

        Statutory rate                                                34 %
        State income taxes, net of federal benefit                     6 %
        Valuation allowance                                          (40)%
                                                              ------------
        Effective tax rate                                             - %
                                                              ============




================================================================================
                                                                       Page F-10

AWG, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


NOTE  9 - CAPITAL STOCK

SERIES A 6% PREFERRED STOCK - During 1998, the Board of Directors authorized the issuance of 1,600,000 shares of Series A 6% Preferred Stock with a par value of $0.001 per share. Cumulative dividends of 6% per annum accrue and are payable in shares of Series A 6% Preferred Stock only. The stock is non-voting and has liquidation preferences equal to $10 per share in the event of a voluntary or involuntary liquidation. There were no shares issued or outstanding at December 31, 2000.

ADDITIONAL PREFERRED STOCK - During 1998, the Board of Directors authorized the issuance of an additional 10,000,000 shares of Preferred Stock with a par value of $0.001 per share. The Directors have the power to designate the additional stock as being of one or more series, to issue any such series, to fix the terms, preferences, voting powers, restrictions and qualifications of any such series. As of December 31, 2000, the Directors had not designated any additional series of preferred stock.

NOTE 10 - STOCK OPTIONS

In 1998 the Board of Directors approved the AWG, Ltd., Incentive Stock Option Plan (ISO Plan) and the AWG, Ltd., Non-Qualified Stock Option Plan (NSO Plan). The ISO Plan expires in 2008. The ISO Plan and the NSO Plan reserve 500,000 and 1,500,000 shares of common stock for incentive and non-qualified stock options. Options under the ISO Plan and NSO Plan expire over a period not to exceed ten years from the date of grant.

                                                                       Weighted-
                                                     Shares            Average
                                                     Under             Exercise
                                                     Options            Price
                                                    ---------         ----------
          Balance, December 31, 1999                  589,500         $   0.31
          Granted                                     622,000             0.31
          Exercised or forfeited                          -                -
                                                    ---------

          Balance, December 31, 2000                1,211,500         $   0.31
                                                    =========


The following tables summarize the number of options granted and exercisable at December 31, 2000, and the weighted average exercise prices and remaining contractual lives of the options:

                                                                             Weighted        Weighted average
                                                                             average          exercise price
                  Number                Number              Weighted         remaining         of options
Exercise      outstanding at        exercisable at          average          contractual      exercisable at
  Price      December 31, 2000     December 31, 2000    exercise price          life        December 31, 2000
---------    -----------------     -----------------    --------------       -----------    ------------------
$    0.25               42,500                42,500    $         0.25             7.04     $            0.25
     0.30              622,000               622,000              0.30             8.17                  0.30
     0.32              547,000               547,000              0.32             9.06                  0.32
             -----------------     -----------------

                     1,211,500             1,211,500
             =================     =================





================================================================================
Page F-11

                                                                       AWG, LTD.
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


Had compensation costs for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans been consistent with the methodology prescribed under SFAS 123, the Company's net loss and loss per common share would have been as follows:


        Net loss - as reported                              $    (390,500)
        Net loss - pro forma                                $    (406,500)

        Loss per share - as reported                        $       (0.03)
        Loss per share - pro forma                          $       (0.03)


The fair value of each option and warrant granted during 2000 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:


        Dividends                                                     None
        Expected volatility                                         76.89%
        Risk free interest rate                                       6.6%
        Expected life                                             10 years


NOTE 11 - COMMITMENTS AND CONTINGENCIES

The Company typically contracts with various growers and certain wineries to supply its grape and bulk wine requirements. At December 31, 2000, the Company had one long-term grape purchase contract requiring the purchase of the entire harvest of approximately 5.4 acres at a base purchase price of 30% over the previous harvest year's weighted average grower return based on varietal, which is not to be less than $1,800 per ton. The agreement expires in 2001.

A single customer was responsible for approximately 37% of wine revenues, and approximately 47% of total cases sold, during 2000. This significant customer did not renew their contract with the Company for 2001.


NOTE 12 - SUBSEQUENT EVENTS

In March 2001, the Company finalized a sale-leaseback transaction in which substantially all real property was sold to an unrelated third party for $6,750,000, including approximately 53 acres of vineyards. The assets leased back in this transaction consisted of three acres of property including a vineyard house, tasting room, back barn, storage units and supplemental living quarters. The lease carries an initial term of ten years, with two separate five-year options to renew. Lease payments beginning in April 2001 are $25,000 per month. Annual rent may increase for any future capital improvements made to the leased assets by the purchaser, and by Consumer Price Index increases. The sale-leaseback agreement also requires payment of 5% of gross revenues from leased premises, including the tasting room and hospitality sales, and includes a grape purchase contract and winemaking contract. The purchaser has agreed to construct and operate a 24,000 square foot winery on the property not leased by the Company. The purchaser will reserve 120,000 gallons of wine from this facility for the making of the Company's wine. Had this sale-leaseback transaction closed during the year ended December 31, 2000, proforma financial statements would reflect the following:






================================================================================
                                                                       Page F-12

AWG, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

                                                       Proforma
                                                      -----------
        Current assets                                $5,078,000
        Property, plant and equipment                    200,900
        Other assets                                      29,700
                                                      -----------
                                                      $5,308,600
                                                      ==========

        Current liabilities                           $  594,100
        Long-term debt                                 1,435,300
        Stockholders' equity                           3,279,200
                                                      -----------
                                                      $5,308,600
                                                      ==========


A former employee has filed a claim for unpaid wages, bonuses, Director's compensation, and accrued vacation. While the results of this proceeding cannot be predicted with certainty, management expects the ultimate resolution of this matter will not have a material adverse effect on the Company's financial position or results of operation.

In September 2001, the Company executed an Employment Agreement with its President/Chief Executive Officer. The annual base salary under the agreement is $120,000 and is renewable annually.




================================================================================
Page F-13

================================================================================























                                    AWG, LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2001






























================================================================================

AWG, LTD.
CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2001
(UNAUDITED)
================================================================================


                                     ASSETS

CURRENT ASSETS
  Cash                                                            $ 2,181,300
  Accounts receivable                                                 120,600
  Inventories                                                       1,807,300
  Prepaid expenses                                                     48,100
                                                                  -----------

        Total current assets                                        4,157,300

PROPERTY, PLANT, AND EQUIPMENT                                        284,900

OTHER ASSETS                                                           20,300
                                                                  -----------

                                                                  $ 4,462,500
                                                                  ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                                                $   134,500
  Accrued liabilities and other payables                              213,300
  Current maturities of long-term debt                                128,400
                                                                  -----------

        Total current liabilities                                     476,200
                                                                  -----------

LONG-TERM DEBT, less current maturities                             1,373,700
                                                                  -----------

STOCKHOLDERS' EQUITY
  Common stock, $0.001 par value; 50,000,000 shares authorized;
    13,895,784 shares issued and outstanding                           13,940
  Additional paid-in capital                                        4,160,060
  Due from stockholders                                              (168,400)
  Accumulated deficit                                              (1,393,000)
                                                                  -----------

                                                                    2,612,600
                                                                  -----------

                                                                  $ 4,462,500
                                                                  ===========



                                                         See accompanying notes.
================================================================================
Page 2

                                                                       AWG, LTD.
                                           CONSOLIDATED STATEMENTS OF OPERATIONS
                                   NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000
                                                                     (UNAUDITED)
================================================================================

                                                       2001            2000
                                                   ------------    ------------
REVENUE
  Wine                                             $    779,600    $    988,900
  Hospitality                                           301,700         405,000
                                                   ------------    ------------

                                                      1,081,300       1,393,900

COST OF REVENUES                                        798,600         891,100
                                                   ------------    ------------

GROSS PROFIT                                            282,700         502,800
                                                   ------------    ------------


OPERATING EXPENSES
  General and administration                            438,500         321,400
  Sales and marketing                                   113,500          87,900
                                                   ------------    ------------

                                                        552,000         409,300
                                                   ------------    ------------

INCOME (LOSS) FROM OPERATIONS                          (269,300)         93,500
                                                   ------------    ------------

OTHER INCOME (EXPENSES)
  Gain on sale of property, plant, and equipment      3,612,000            --
  Interest income                                        63,400            --
  Miscellaneous income (expense)                          7,800          (1,600)
  Interest expense                                     (162,100)       (340,200)
                                                   ------------    ------------

                                                      3,521,100        (341,800)

INCOME (LOSS) BEFORE INCOME TAXES                     3,251,800        (248,300)

PROVISION FOR INCOME TAXES                                3,000             800
                                                   ------------    ------------

NET INCOME (LOSS)                                  $  3,248,800    $   (249,100)
                                                   ============    ============

EARNINGS (LOSS) PER COMMON SHARE                   $       0.23    $      (0.03)
                                                   ============    ============

WEIGHTED AVERAGE OF COMMON SHARES OUTSTANDING        13,832,057       8,637,991
                                                   ============    ============















See accompanying notes.
================================================================================
                                                                          Page 3

AWG, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000
(UNAUDITED)
================================================================================

                                                                    2001           2000
                                                                -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES

  Net income (loss)                                             $ 3,248,800    $  (249,100)
  Adjustments to reconcile net loss to net cash
    from operating activities:
       Depreciation and amortization                                 43,000         61,100
       Common stock issued for services                              20,000         22,700
       Amortization of deferred debt issuance costs                    --           38,400
       Gain on sale of property, plant, and equipment            (3,612,000)          --
    Changes in:
       Accounts receivable                                          (19,100)      (147,100)
       Inventories                                                 (658,700)       (14,900)
       Deferred crop costs                                           14,800         14,100
       Prepaid expenses                                             (37,000)         8,700
       Other assets                                                 (18,600)          --
       Accounts payable                                            (151,500)      (116,100)
       Accrued liabilities and other payables                        35,100        113,600
                                                                -----------    -----------

         Net cash from operating activities                      (1,135,200)      (268,600)
                                                                -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of property, plant, and equipment            6,750,000           --
  Purchases of equipment and leasehold improvements                (330,700)       (18,700)
  Expenses incidental to sale of property, plant, and equipment     (68,600)          --
                                                                -----------    -----------

         Net cash from investing activities                       6,350,700        (18,700)
                                                                -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from long-term debt                                    1,800,000        549,800
  Proceeds from sale of stock                                         6,900        600,000
  Principal repayments on long-term debt                         (4,018,000)      (741,900)
  Repayment of line of credit                                      (835,000)          --
  Repurchase of common stock                                        (30,000)          --
                                                                -----------    -----------

         Net cash from financing activities                      (3,076,100)       407,900
                                                                -----------    -----------

NET CHANGE IN CASH                                                2,139,400        120,600

CASH, beginning of period                                            41,900         52,800
                                                                -----------    -----------

CASH, end of period                                             $ 2,181,300    $   173,400
                                                                ===========    ===========

SUPPLEMENTAL CASH-FLOW INFORMATION

  Cash paid during the year for interest                        $   240,400    $   294,700
  Cash paid during the year for income taxes                    $     3,000    $      --










                                                         See accompanying notes.
================================================================================
Page 4

                                                                       AWG, LTD.
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

================================================================================



NOTE 1 - DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

DESCRIPTION OF OPERATIONS - AWG, Ltd., operates a winery from which it produces, distributes, and sells premium quality wine. The Company sells its wine principally to distributors in the United States for resale to retail outlets and restaurants.

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include AWG, Ltd., and its wholly-owned subsidiary, AWG, Inc. All significant intercompany balances and transactions have been eliminated.

CONCENTRATIONS OF RISK - The Company sells the majority of its wine through distributors in the United States. Receivables arising from these sales are not collateralized; however, credit risk is minimized as a result of the large and diverse nature of the Company's customer base. A single customer, however, was responsible for more than 25% of revenues in 2000. This customer did not renew their contract with the Company in 2001. Financial instruments potentially subjecting the Company to concentrations of credit risk consist primarily of bank demand deposits that may be in excess of FDIC insurance thresholds. Demand deposits are placed with known creditable financial institutions.

REVENUE RECOGNITION - The Company recognizes wine sales at the time of shipment. The Company evaluates customer credit terms on an ongoing basis and provides for estimated credit losses. The Company recognizes hospitality revenue at the time of the event, with any deposits deferred until such time as the event occurs.

INVENTORIES - Inventories are recorded at the lower of cost or market. Wine inventory is determined by specific cost by vintage and variety. Costs include grapes, purchased wine, and winemaking and bottling costs. Wine inventories are classified as current assets in accordance with industry practice, although some wine will be aged for periods longer than one year. Costs associated with the next year's harvest are deferred and included in wine inventory when the crop is harvested in the following year.

PROPERTY, PLANT, AND EQUIPMENT - Property, plant, and equipment is stated at cost. Depreciation is computed by the straight-line method over the following estimated useful lives:

                Buildings and improvements      20 years
                Other equipment                  7 years
                Equipment                        7 years

INCOME TAXES - Income tax expense is determined by applying an estimate of the effective annual income tax rate to pretax income adjusted for any net operating loss carryforwards expected to be used, but in no case will the tax be less than $800, which is the California minimum income tax.

USE OF ESTIMATES - The presentation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. The amounts estimated could differ from actual results.

EARNINGS PER COMMON SHARE - Earnings and loss per common share is computed using the weighted average number of common shares outstanding. Since a loss from operations exists as of September 30, 2000, a diluted earnings per share number is not presented because the inclusion of common stock equivalents in the computation would be antidilutive. Options that have been issued will have a dilutive effect on earnings per share if the average market price of the common stock exceeds the exercise price of the options. For the period ended September 30, 2001, the exercise price of the options exceeded the average market price, resulting in the options being antidilutive. Common stock equivalents associated with stock options are exercisable into 1,349,500 shares of common stock, which could potentially dilute earnings per share in future years.






================================================================================
                                                                          Page 5

AWG, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

================================================================================


FAIR VALUE OF FINANCIAL INSTRUMENTS - The Company measures its financial assets and liabilities in accordance with accounting principles generally accepted in the United States. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. For certain of the Company's financial instruments, including cash, accounts receivable, and accounts payable, the carrying amount approximates fair value because of the short maturities. The carrying amount of the Company's short-term and long-term debt approximates fair value because interest rates available to the Company for issuance of similar debt with similar terms and maturities are approximately the same.

STOCK-BASED COMPENSATION - The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). Under APB No. 25, compensation expense is the excess, if any, of the fair value of the Company's stock at a measurement date over the amount that must be paid to acquire the stock. SFAS No. 123 requires a fair value method to be used when determining compensation expense for stock options and similar equity instruments. SFAS No. 123 permits a company to continue to use APB No. 25 to account for stock-based compensation to employees, but proforma disclosures of net income and earnings per share must be made as if SFAS No. 123 had been adopted in its entirety. Stock options issued to non-employees are valued under the provisions of SFAS No 123.

RECENT ACCOUNTING PRONOUNCEMENTS - The Financial Accounting Standards Board has issued Financial Accounting Standards (FAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS Statement No. 125." The Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2000. The adoption of FAS No. 140 is not expected to have a material effect on the Company's financial statements.

In June 2001, the Financial Accounting Standards Board issued FAS No. 141, "Business Combinations," and FAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under these statements, goodwill and intangible assets, deemed to have indefinite lives, will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their estimated useful lives. The adoption of FAS Nos. 141 and 142 is not expected to have a material effect on the Company's financial statements.


NOTE 2 - INVENTORIES


        Bottled wine                              $   1,660,900
        Bulk wine                                       130,800
        Merchandise                                      15,600
                                                  -------------

                                                  $   1,807,300
                                                  =============














================================================================================
Page 6

                                                                       AWG, LTD.
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

================================================================================


NOTE 3 - PROPERTY, PLANT, AND EQUIPMENT

In March 2001, the Company finalized a sale-leaseback transaction in which substantially all real property was sold to an unrelated third party for $6,750,000, including approximately 53 acres of vineyards. The assets leased back in this transaction consisted of three acres of property including a vineyard house, tasting room, back barn, storage units, and supplemental living quarters. The lease carries an initial term of ten years, with two separate five-year options to renew. Lease payments beginning in April 2001 are $25,000 per month. Annual rent may increase for any future capital improvements made to the leased assets by the purchaser, and by Consumer Price Index increases. The sale-leaseback agreement also requires payment of 5% of gross revenues from leased premises, including the tasting room and hospitality sales, and includes a grape purchase contract and winemaking contract. The purchaser has agreed to construct and operate a 24,000 square foot winery on the property not leased by the Company. The purchaser will reserve 120,000 gallons of wine from this facility for the making of the Company's wine.


        Equipment and vehicles                               $   248,800
        Other equipment                                          131,400
        Buildings and improvements                                 4,800
                                                             -----------

                                                                 385,000
        Less accumulated depreciation and amortization           100,100
                                                             -----------

                                                             $   284,900
                                                             ===========

NOTE 4 - LONG-TERM DEBT

Note to bank; due in monthly installments of $14,923,
including interest at 7.1%; maturing in December 2005;
secured by deed of trust and stockholder guarantees; in
March 2001, security for the note was changed to a
certificate of deposit and the stockholder guarantees
were released                                                 $1,452,100

Note to a Corporation; due in quarterly interest and
principal payments at 6%; matured January 1999;
unsecured                                                         50,000
                                                              ----------

                                                               1,502,100
Less current maturities                                          128,400
                                                              ----------

                                                              $1,373,700
                                                              ==========


Maturities of long-term debt for succeeding twelve-month periods are as follows:


        Twelve Months Ending September 30,

                      2002                      $  128,400
                      2003                          84,200
                      2004                          90,400
                      2005                          97,100
                      2006                       1,102,000
                                                ----------

                                                $1,502,100
                                                ==========






================================================================================
                                                                          Page 7

AWG, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

================================================================================


NOTE 5 - EMPLOYEE BENEFIT PLAN

The Company provides a 401(k) plan covering substantially all employees meeting certain age and service requirements. The Company may make a discretionary matching contribution equal to 25% of an employee's salary deferral. The Company may also make discretionary contributions.


NOTE 6 - RELATED-PARTY TRANSACTIONS

STOCKHOLDER NOTES RECEIVABLE - In November 2001, the Board of Directors approved an agreement to settle the stockholder notes receivable from the two majority stockholders by acquiring approximately 701,700 shares of the Company's common stock from the affected stockholders. The fair value of the common stock acquired was equal to the outstanding note balance at December 31, 2000. In recognition of this agreement, the stockholder notes receivable are reflected in stockholders' equity as a contra-equity account at September 30, 2001.

DEFERRED DEBT ISSUANCE COSTS - During 1999, three stockholders were issued a total of 900,000 shares of common stock valued at $282,000 in exchange for two personal lines of credit made available to the Company. The value of the common stock was determined using the closing stock price on the issuance date, as determined in the over the counter market. As the stock was issued in conjunction with debt, the value of the stock issued was recorded as deferred debt issuance costs (contra-equity) and amortized into interest expense over the one-year term of the lines of credit.

CONSULTING AND EMPLOYMENT CONTRACTS - The Company's Chairman of the Board provides consulting services to the Company pursuant to an agreement effective as of January 1, 1997. The Company has also agreed to pay three Company directors $35,000 each, and an advisory board member $17,500, for services provided during 2000 and 2001. Compensation expense of approximately $129,400 had been recognized for the nine months ended September 30, 2001 and 2000, relating to these agreements.


NOTE 7 - CAPITAL STOCK

SERIES A 6% PREFERRED STOCK - During 1998, the Board of Directors authorized the issuance of 1,600,000 shares of Series A 6% Preferred Stock with a par value of $0.001 per share. Cumulative dividends of 6% per annum accrue and are payable in shares of Series A 6% Preferred Stock only. The stock is non-voting and has liquidation preferences equal to $10 per share in the event of a voluntary or involuntary liquidation. There were no shares issued or outstanding at September 30, 2001 or 2000.

ADDITIONAL PREFERRED STOCK - During 1998, the Board of Directors authorized the issuance of an additional 10,000,000 shares of Preferred Stock with a par value of $0.001 per share. The Directors have the power to designate the additional stock as being of one or more series, to issue any such series, to fix the terms, preferences, voting powers, restrictions and qualifications of any such series. As of September 30, 2001, the Directors had not designated any additional series of preferred stock.



================================================================================
Page 8

                                                                        AWG LTD.
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

================================================================================


NOTE 8 - STOCK OPTIONS

In 1998 the Board of Directors approved the AWG, Ltd., Incentive Stock Option Plan (ISO Plan) and the AWG, Ltd., Non-Qualified Stock Option Plan (NSO Plan). The ISO Plan expires in 2008. The ISO Plan and the NSO Plan reserve 500,000 and 1,500,000 shares of common stock for incentive and non-qualified stock options. Options under the ISO Plan and NSO Plan expire over a period not to exceed ten years from the date of grant.

                                                                WEIGHTED-
                                          SHARES                AVERAGE
                                          UNDER                 EXERCISE
                                         OPTIONS                  PRICE
                                         ---------              ---------
        Balance, December 31, 2000       1,211,500              $   0.31
        Granted                            353,000                  0.30
        Exercised                            -
        Forfeited                         (215,000)                 0.30
                                         ---------              --------

        Balance, September 30, 2001      1,349,500              $   0.31
                                         =========              ========

The following table summarizes the number of options granted and exercisable at September 30, 2001, and the weighted average exercise prices and remaining contractual lives of the options:

                                                                                    WEIGHTED       WEIGHTED AVERAGE
                                                                                    AVERAGE         EXERCISE PRICE
                       NUMBER                  NUMBER               WEIGHTED       REMAINING          OF OPTIONS
EXERCISE           OUTSTANDING AT          EXERCISABLE AT           AVERAGE       CONTRACTUAL       EXERCISABLE AT
  PRICE          SEPTEMBER 30, 2001      SEPTEMBER 30, 2001      EXERCISE PRICE      LIFE         SEPTEMBER 30, 2001
--------         ------------------      ------------------      --------------   -----------     ------------------

$ 0.16                       25,000                  25,000              $ 0.16          8.63              $  0.16
  0.25                        7,500                   7,500                0.25          6.29                 0.25
  0.30                      572,000                 572,000                0.30          7.42                 0.30
  0.31                      268,000                 268,000                0.31           8.3                 0.31
  0.32                      477,000                 477,000                0.32          8.31                 0.32
                 ------------------      ------------------

                          1,349,500               1,349,500
                 ==================      ==================

Had compensation costs for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans been consistent with the methodology prescribed under SFAS 123, the Company's net income and earnings per common share would not have been materially different from the net income and earnings per share reported.


NOTE 9 - COMMITMENTS AND CONTINGENCIES

The Company typically contracts with various growers and certain wineries to supply its grape and bulk wine requirements. While most of these contracts call for prices to be determined by market conditions, several long-term contracts provide for minimum grape and bulk wine purchase prices.

A former employee has filed a claim for unpaid wages, bonuses, Director's compensation, and accrued vacation. While the results of this proceeding cannot be predicted with certainty, management expects the ultimate resolution of this matter will not have a material adverse effect on the Company's financial position or results of operation.





================================================================================
                                                                          Page 9

                                                                       AWG, Ltd.
--------------------------------------------------------------------------------


                                 EXHIBIT INDEX






Exhibit
Number          Description

2.1             Articles of Incorporation, as amended, of the Company

2.2             Bylaws of the Company

6.1 Purchase Agreement, dated October 27, 2000, between the Company and Kenneth E. Laird and Gail Laird as Trustees of the Laird Family Trust dated October 27, 2000

6.2 Lease Agreement, dated March 14, 2001, between the Company and Kenneth E. Laird and Gail Laird as Trustees of the Laird Family Trust

6.3 Employment Agreement between the Company and Michael O'Connell, executed September 1, 2001

6.4             Description of the arrangement  between the Company and Joseph
                E. Antonini entered into in January 1997.